Exhibit 99.1

| 1 April 2026 Financial Management Review 1Q26 | Quarterly Report

Table of Contents I. About Banco de Chile  Our History 4  Financial Snapshot on Banco de Chile II. Corporate Governance  Equity Composition and Ownership Structure 6  Board of Directors, Committees and Managerial Structure III. Business Strategy 9  Corporate Statements and Commitments  Stakeholders Engagement  Competitive Landscape, Business Trends and Regulation  Strategy of Banco de Chile At a Glance  Business Segments Description  Snapshot on Strategic Advances IV. Economic and Business Environment 21  Economic Outlook  Banking Industry Performance and Projections  Competitive Position V. Management Discussion & Analysis 26  Income Statement Analysis  Business Segments Performance  Balance Sheet Analysis VI. Risk & Capital Management 48  Risk Management Approach  Funding Concentration and Liquidity  Market Risk  Operational Risk  Capital Adequacy and Credit Ratings | 2

About this Report Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being prepared in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Figures included in this report “ Financial Management Review ” , for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile . Forward - Looking Information The information contained herein incorporates by reference statements comprising “ forward - looking statements ” that include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of several factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to : ⭬ changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; ⭬ changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; ⭬ unexpected developments in certain existing litigation; ⭬ increased costs; ⭬ unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; ⭬ natural disasters or pandemics; ⭬ the effect of tax laws or other kind of regulation on our business; ⭬ other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which only address as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . | 3 Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile  pmejiar@bancochile.cl Daniel Galarce Head of Financial Control & Capital Management Financial Control & Capital Area | Banco de Chile  dgalarce@bancochile.cl

About Banco de Chile Our History Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our sco pe of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged wi th Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate using the names of “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by t he CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with power ful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and aff iliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and acquiring and processing services for credit/debit cards . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile ba nking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the international perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 4

About Banco de Chile Financial Snapshot 1Q26 (In Millions of Ch$) Net Income Ch$268,628 328,944 268,628 1Q25 1Q26 Annual Var. (18.3)% Operating Revenues Ch$748,885 779,216 748,885 1Q25 1Q26 Annual Var. (3.9)% Credit Loss Expense Ch$114,178 90,204 114,178 1Q25 1Q26 Annual Var. +26.6% Operating Expenses Ch$287,925 281,038 287,925 1Q25 1Q26 Annual Var. +2.5% | 5

Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . As of March 31, 2026 Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51 . 15 % of our shares . LQIF is a joint a venture that is equally owned by Quiñenco S . A . ( 50% ) and Citigroup Inc . ( 50 % each other) . A strategic partnership agreement between Quiñenco and Citigroup gives control to Quiñenco over LQIF and the companies directly and indirectly controlled by LQIF . | 6

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of nine directors and two alternate directors, in accordance with our bylaws, as amended at the extraordinary shareholders’ meeting held in November 2025 . The board is voted every three years . In March 2026 , the most recent election date, our shareholders elected new directors, of which eight were proposed by LQIF (seven directors and one alternate director) and other three members were proposed by other - than - LQIF shareholders, including two independent directors and one independent alternate director . Currently, our Board is composed of three women and eight men . Our Board meets twice a month, except in February, when it meets once . Extraordinary meetings may be convened by the Chairman or by request of one or more regular directors . Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 7

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . As of March 31, 2026 | 8

Business Strategy Corporate Statements and Commitments Purpose Mission To contribute to the development of the country, people and companies. We are a leading, globally - connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions; thus ensuring value creation for our shareholders, our employees and the community at large. Vision Corporate Values In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general. | 9

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To achieve this we strive to continuously develop always - available service channels that allow fluid and timely communication, while counting on employees devoted to customer service that also have digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our business strategy based on appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies and being present in emblematic solidarity crusades . We are committed to respecting diversity and inclusion, entrepreneurship, environmental care and equality and governance dimensions . | 10

Business Strategy

Stakeholder Engagement

Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.



	Stakeholders	Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	They are the reason for our existence and the center of all our decisions.	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • Newsletter: Sustainability mass email • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards |@ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing Monthly Ongoing
Shareholders	They share our purpose, trust in our project, and contribute financial resources for our operation.	• Be the best investment option, maintaining a leading position by value of shares traded. • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency.	• Shareholders' meeting • Annual Report & Form 20-F • Quarterly financial reports • Investor Relations: ir@bancochile.cl • Webcasts • Website	Annual Quarterly Monthly Ongoing
Employees	They represent a distinctive asset for us, whose commitment, dedication, and excellence allow us to honor our purpose every day.	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE Teams Group • Skills assessment • Counseling Program (Programa Orienta) • "Más Conectados" Platform • My Health Program (Programa Mi Salud) • Quality of Life Program / Active Chile Program • Bank of Points / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Ongoing
Community	We are convinced that our success is linked to the sustainable development of the country and the community.	• Promote financial education. • Strengthen and enhance inclusion and respect for diversity for a more equitable society with greater opportunities. • Manage the business in an environmentally respectful manner. • Address press requirements. • Support SMEs and entrepreneurs in developing their businesses.	• Contact: sostenibilidad@bancochile.cl • www.bancochile.cl • prensa@bancochile.cl • www.bancochile.cl/saladeprensa • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards @ayudaBancoChile • Facebook: bancodechile | bancoedwards • Tik Tok: @fanaticosdelchile	Ongoing
Suppliers	They enable us to carry out our operations and are part of our value chain.	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired, and goods are acquired under market conditions.	• proveedores@bancochile.cl • proveedores2@bancochile.cl • denunciasley20393@bancochile.cl • ARIBA platform.	Ongoing

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Business Strategy Competitive Landscape, Business Trends and Regulation Chilean Financial Industry The financial system in Chile consists of several industries, including Banking, Pension Funds, Insurance and Mutual Funds, with the Banking sector being the most relevant, with total loans representing approximately 73 % of the Chilean GDP as of December 31 , 2025 . The Chilean banking industry, in turn, consists of 17 banks, 16 of which are privately - owned banks and one is an state - owned bank, namely, Banco Estado . Within the banking industry, we face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of players, such as non - bank leasing, crowdfunding, factoring and automotive finance companies, fund managers and insurance companies within the savings product market, as well as insurance companies in the mortgage credit market . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . It is worth mentioning that the progressive increase in competition has occurred in combination with the consolidation of industry through mergers and acquisitions, which have resulted in more comprehensive banking players that participate in all market segments . In this context, in recent years other non - traditional providers of financial services have emerged, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that offer financing, directly to their customers or providers, which has resulted in the disintermediation of traditional banking service providers that have become increasingly challenged . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander - Chile, Scotiabank Chile and BCI, which have developed diversified business strategies focused on both small and medium sized companies and middle - income segments of the Chilean population . In the wholesale market, our strongest competitors are Banco Santander - Chile, BCI, Itaú and Scotiabank Chile . Likewise, our most relevant competitors in the high - income segment are Banco Santander Chile and Banco Bice, which use specialized business models that provide wealth management services and traditional banking services, just like us . Additionally, our subsidiaries compete with companies that offer non - banking specialized financial services in the higher - income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Patria Investments and Credicorp Capital, whose core businesses are securities brokerage, financial advisory and wealth management services . Other Chilean commercial entities also compete in these markets of specialized financial services, but they are less focused on such businesses . In the acquiring business, in which Banco de Chile started its own venture through the Banchile Pagos subsidiary, the main competitors are Transbank, Getnet and Mercado Pago . Key Trends in the Banking Business Banco de Chile’s strategy is continuously adapting to the evolution of the business environment . Below are the main elements and trends that currently characterize the business environment : Global Environment:  Normalization of both inflation and interest rates.  Climate change.  Armed conflicts and geopolitical reordering.  Disruption in international affairs and increased tensions in the world order. | 12

Business Strategy Local Environment: | 13  Economic slowdown and subdued private investment.  Increased criminality.  New political cycle and expectations of economic boost.  Political fragmentation.  Strengthening consumer rights (data security). Banking Industry:  New technological capabilities (AI, Cloud, Cyber).  Regulatory pressure and progressive capital requirements.  Increased competition and widened competitive perimeter (Open Banking, Fintechs) .  Sustainability and climate change.  Business model modernization, talent management, and IT strategies to adapt to the new environment .  More demanding and less loyal customers, with increased preference for a simple, customized, integrating and frictionless experience .  Optimization of the physical service network and consolidation of digital channels as the main way for interaction with customers .  Pressure on cybersecurity and data protection risks linked to the increase in digitalization .  Cost base optimization to mitigate increased competition and regulation . Regulatory Environment Financial Market Commission (CMF): The CMF is responsible for regulating, supervising and sanctioning the operations, stability and development of the Chilean financial market (made up of listed companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds), promoting the participation of market agents and ensuring public confidence . To achieve this objective, the CMF must have a global and systemic vision, which allows the interests of investors and insured agents to be safeguarded . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage banks . It also has the mandate to approve any amendment to banks’ bylaws . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the report of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s interim review report on financial information in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, capital, products, debtors, transactions, distribution channels, among others . Central Bank : The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, that is, to keep inflation low and stable over time . It must also promote the stability and efficiency of the financial system, ensuring the normal functioning of internal and external payments . The agency regulates the amount of money and credit in circulation, executes international exchange operations and issues monetary, credit, financial and international exchange regulations . Securities and Exchange Commission (SEC) : Since Banco de Chile has been listed on the New York Stock Exchange since January 1 , 2002 , we are subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board .

Business Strategy Strategy of Banco de Chile At a Glance Competitive Strengths and Resources Financial  Sustained leadership in profitability  Robust capital base and demand deposits  Strong credit and ESG risk ratings Human and Cultural  Talent attraction and development capacity  A collaborative work culture  Risk management leadership Organizational  Brand value  Strong corporate governance  Leader in digital banking  Global presence through the strategic alliance with Citigroup Social  Outstanding corporate reputation  Strong supplier relationship  Broad customer base  Continued relationship with investors  Recognized promoter of inclusion and entrepreneurship Strategic Pillars Customer at the Center Efficiency Commitment to Sustainability of our Decisions and Productivity and the Country Mid - term Targets Net Promoter Business (1) Efficiency Return on Average Corporate Score  Commercial Loans Ratio Capital and Reputation (2)  Consumer Loans Reserves (1)  Demand Deposits in Local Currency ≥ 73% Top 1 ≤ 40% Top 1 Top 3 (1) Among relevant peers. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking. | 14

Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Because of the wide diversity of customers, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments : As of March 31, 2026 | 15

Business Strategy Retail Banking Segment This business unit provides universal financial solutions to students, employed workers, self – employed workers, retired people, individuals with medium to high incomes, as well as to and micro, small and medium - sized companies with annual sales of up to UF 70 , 000 . The value propositions are characterized by their differentiation, recognizing customers  preferences in their way of interacting with the bank, whether on - site or remotely, according to their needs from the simplest to the most sophisticated products and services . The financial products and services offered by this segment include current accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, payment solutions for commerce, time deposits, savings instruments and foreign currency services, through a network of branches operating under the names of “Banco de Chile” and “Banco Edwards ” . Wholesale Banking Segment The Wholesale Banking unit provides products and services to companies with annual sales that exceed UF 70 , 000 , which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies . This unit provides a wide range of products that include short and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases and long - term syndicated loans . Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S . A . , such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring . It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks, current accounts and deposits, fund management, treasury and investment management, derivative contracts, insurance brokerage, on - site and e - commerce payment solutions, and other tailored services according to customers’ needs . | 16

Business Strategy Treasury Segment Our Treasury segment manages a wide range of financial services available to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . Our Treasury manages currency, interest rate and term mismatches, ensures that our liquidity is sufficient, manages the investment portfolio and brokers fixed - income, foreign exchange and derivative instruments . It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of financing . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate exchange rates/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . Subsidiaries We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities. In making these investments, our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries. Our subsidiaries operate under Banchile brand name. Through them we offer the following financial services to Banco de Chile’s customers and non - customers :  Securities Brokerage and FX trading  Mutual Funds and Investment Funds Management  Insurance Brokerage  Financial Advisory and Investment Banking  Acquiring and Processing Services for credit/debit cards | 17

Business Strategy Snapshot on Strategic Advances Strategic Pillar Key Performance Indicator As of March Mid - Term 2026 Targets ≥ 73.0% 77.9% Net Promoter Score Customer at the Center of our Decisions Top 1 Top 1 Demand Deposits in Local Currency Market Share in Business (1) 3 Top 1 Top 2 Commercial Loans Top 1 Top 2 Consumer Loans ≤ 40.0% 38.4% Cost - to - Income Ratio Efficiency and Productivity Top 1 Top 3 Return on Average Capital and Reserves (1) Sustainability and Commitment to Chile Top 3 Top 4 Corporate Reputation (2) (1) Based on market shares as of February 28, 2026 (latest available information). Among relevant peers. Excluding operations of subsidiaries abroad for market share. (2) Based on 2025 Merco Ranking. | 18

Business Strategy

Main Strategic Achievements and Highlights of the Period

For fourth year in a row, we received the **PXI Award – "1st in Service Quality in the Large Financial Institutions Sector"**, reinforcing our leadership in delivering a simple, effective and customer-centric experience.

For the first time we were included in the **Sustainability Yearbook 2026 by S&P Global**. This milestone reflects our stronger performance in corporate sustainability.

MSCI [(1)] upgraded our **ESG Rating by one notch as of March 2026 (BBB to A)**, further reinforcing our ESG profile among global institutions.

We continued to **reinforce our digital value proposition** for personal banking and companies, enhancing functionality across remote channels and strengthening commercial growth:

Functionalities in MiBanco mobile application:

- New consumer loan simulator.
- Introduction of real-time digital card reissuance.
- New flow for credit card debt restructuring.

New services and digital functionalities for SMEs:

- Origination of commercial credits for SMEs partners through Banconexión 2.0.
- Authorization of high-amount electronic fund transfers through Mi Banconexión 2.0.
- Fully-automated process for generation of bank guarantees.

A fully digital onboarding for Banco Edwards Checking Account Plans for students

These functionalities, together with other initiatives, have contributed to driving commercial growth: while consumer loan origination increased by **16%** when compared to the 1Q25, commercial credit origination to SMEs increased by **18%** over the same period.

We were recognized as the "**Best Bank in Chile" 2026 by Global Finance**, demonstrating our sound and responsible management, together with a consistent focus on digital innovation and the adoption of new technologies to meet customers' needs.

We expanded the adoption of AI and talent management for related capabilities through diverse programs and initiatives, including the "**Digital Skill Certification Academy" and the application of advanced AI in specific use cases**, driving productivity improvements at both individual and team levels.

We reaffirmed our ***Commitment to Chile*** through multiple initiatives aimed at strengthening community engagement and support economic growth of the country:

- ***Desafío Levantemos Chile***: We led a multi-channel communication and fundraising campaign to support families affected by wildfires in southern Chile, and inaugurated a new modular school in Punta de Parra, Bío-Bío Region.
- **10th National Entrepreneurial Challenge Contest**: We hosted the Grand Final 2026.
- **Promotion of Healthy Life**: We organized Family Runs in Zapallar and Santo Domingo, gathering more than 2,400 runners and all proceeds were donated to *Fundación ChileSinCáncer*.

(1) The inclusion of Banco de Chile in any MSCI indices and the use of the logos, trademarks, service marks or index names does not constitute the sponsorship or promotion of Banco de Chile by MSCI or any of its subsidiaries. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI indices and logos are trademarks or service marks of MSCI or its subsidiaries.

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Business Strategy

Stakeholders Commitment Advances



Our Staff(1)
Our Customers
Workforce Breakdown
Male 48%
Female 52%
Total Active Customers (million)(2)
+1.4%
2.9
2.9
Dec-25
Mar-26
Female in Management Positions(3)
32%
31%
As of December 31, 2025
As of March 31, 2026
FAN Accounts(4)
2.5 million
+5.1% vs Dec2025
Career Development in 2026
Lateral Transfers
50
Promotions
160
Current Accounts
1.7 million
+1.1% vs Dec2025
Inclusion & Non-Discrimination
1.7%
Total employees with disabilities over total staff.
Credit and Debit Cards (million)
(0.3)%
1.8
1.8
Dec-25
Mar-26
Credit Card
+2.9%
4.1
4.2
Dec-25
Mar-26
Debit Card

(1) All staff metrics consider the Banco de Chile's workforce on an individual basis (excluding subsidiaries). Staff metrics consider the period ended March 31, 2026.
(2) Consider customers with financial activity in one of their products in the last six months.
(3) Share of women in all management positions, including junior, middle and top management positions.
(4) Consider FAN demand accounts (Cuenta FAN, FAN Clan, FAN Ahorro and FAN Emprende).

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Economic & Business Environment | 21 Economic Outlook According to the latest data available released by the Central Bank, Chilean GDP expanded by 1.6% in the 4Q25 when compared to the 4Q24. This performance was mainly supported by a 2.8% rise in private consumption, underpinned by a strong 5.8% increase in durable goods. This expansion was further reinforced by robust recovery in private investment, particularly in machinery and equipment, which recorded a 22.9% annual growth. By economic sector, commerce steered growth in the 4Q25 by rising 7.2% compared to the 4Q24, supported by restaurants and hospitality that increased 4.1% in the same period. In contrast, the mining sector contracted 6.2%, while utilities declined 3.5%, partly offsetting gains in other economic sectors. For the whole year, the economy grew 2.5% in 2025. This performance was mainly supported by robust growth of 7.0% in gross investment, driven by a strong 16.3% rise in machinery and equipment spending. To a lesser degree, private consumption also grew faster than GDP, expanding by 2.7%, which helped offset the weaker contribution from net exports. GDP Growth (Annual growth per quarter,%) 2.9 3.7 1.7 1.6 0.2 1Q25 2Q25 3Q25 4Q25 1Q26(f) The latest available Economic Activity Monthly Index (IMACEC) for February 2026 showed that the Chilean economy contracted 0.3% compared to February 2025, with industry activity decreasing 3.6%, while –after several months of contraction– mining activity rose 1.0%, all in the same period. Regarding the labor market, the unemployment rate reached 8.9% in March 2026, compared to 8.7% recorded a year earlier. The unemployment rate increased 20 bp. on an annual basis, reflecting an increase of 0.73% in the labor force, which is slightly above the growth recorded in employed individuals that expanded by 0.48%. Furthermore, in March 2026, the participation rate and the employment rate stood at 62.3% and 56.7%, respectively, remaining nearly unchanged compared to the same period last year. At the same time, the population outside the labor force increased by 1.2%, mainly explained by an increase in potentially active individuals, along with an increase in inactive individuals. 12m CPI Change & 3m Average Unemployment (In Percentage) 4.9 4.1 4.4 3.5 2.8 8.7 8.9 8.5 8.0 8.9 Mar-25 Jun-25 Sep-25 Dec-25 Mar-26 CPI Unemployment On the inflation side, the CPI rose 1.0% monthly in March 2026, due to the sharp increase in fuel prices, following the spike in international oil prices. The CPI measures that exclude volatile items rose 0.5% on a monthly basis, which is also above normalized levels. In the same line, CPI showed a 2.8% annual increase in March 2026, up from 2.4% recorded in February 2026. Furthermore, the measure that excludes volatile items, posted a 3.4% increase over the last 12 months.

Economic & Business Environment Regarding interest rates, the Central Bank maintained the monetary policy rate at 4 . 5 % at its March 2026 meeting . According to the Central Bank’s Board, the macroeconomic environment remains characterized by higher - than - usual uncertainty, requiring close monitoring of alternative scenarios, as global and domestic developments could lead to inflationary pressures that may warrant policy adjustments, especially those related to the persistence of geopolitical factors . In this context, monetary policy rate decisions will remain data - dependent and assessed on a meeting - by - meeting basis . Nonetheless, Chile’s economic fundamentals remain solid, providing resilience against more adverse scenarios . Expectations for 2026 We have seen a significant shift in the global economic environment . For 2026 , we foresee economic growth of around 2 . 1% , down from the 2 . 4 % forecasted last quarter, with downside risks, reflecting the impact of the ongoing international conflict on the local economy and the potential fiscal adjustment announced by the government . This new global environment is characterized by a supply shock, marked by a sharp rise in short - term inflationary pressures driven by a surge – the fastest in decades – in international oil prices . In Chile, this has translated into a substantial rise in fuel prices, particularly diesel, which has increased more than 40 % on average since the government lifted fuel price stabilization mechanism in late March 2026 . This dynamic, together with potential second round effects on prices of products and services, has increased inflation expectations significantly . Considerable uncertainty remains regarding the scale and the duration of the conflict, which currently stands as the main source of risk in our outlook . Based on this backdrop, inflation is expected to rise to levels around 4 . 3 % by the end of 2026 , up from the 3 . 0 % forecasted last quarter . In response, the Central Bank is likely to adopt a more cautious monetary stance, maintaining a neutral policy bias, while not ruling out potential interest rate adjustments should the conflict persist for a longer period . Accordingly, at this point, we expect the monetary policy interest rate to remain unchanged at 4 . 50 % by December 2026 . Chilean Economy (1) 2026(f) ~2.1% GDP Growth ~4.3% CPI Variation (EoP) ~4.50% Monetary Policy Interest Rate (EoP) (1) Based on Banco de Chile’s own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of March 2026. | 22

Economic & Business Environment Banking Industry Performance and Projections As of February 28 , 2026 the Chilean banking industry had total loans that amounted to Ch $ 246 , 755 , 599 million, excluding operations of foreign subsidiaries, according to the latest data published by the CMF . This amount denotes a nominal annual increase of 2 . 2 % and a real annual contraction of 0 . 8% (once adjusted for inflation, measured as UF variation) when contrasted to February 2025 . This real contraction continued to be primarily conducted by the evolution of commercial loans, which deepened the contraction seen by the end of 2025 . Instead, consumer and residential mortgage loans recorded real 12 - month growth rates of 3 . 6 % and 1 . 7% , respectively as of February 28 , 2026 . On a positive note, consumer loans have continued to grow steadily in real terms since the 1 Q 25 , while residential mortgage loans keep on displaying a stable evolution over the last twelve months, yet well below the figures seen over the last decade . Loan Growth (1) (12m % change, in real terms) - 0.8% 1.1% 0.6% - 0.8% 1.5% 1.6% - 0.2% - 2.0% 1.4% 1.2% - 0.6% 2.4% 1.5% 1.7% 3.2% - 2.3% - 4.8% Feb - 25 Jun - 25 - 3.5% - 3.3% Dec - 25 Feb - 26 Commercial Loans Consumer Loans 3.6% Sep - 25 Total Loans Residential Mortgage Loans (1) Figures do not include operations of subsidiaries abroad. In detail, commercial loans posted a real annual decline of 3 . 5% ( 0 . 6 % nominal contraction) in February 2026 if contrasted to February 2025 , which is even below the growth rate recorded in December 2025 . Although the arrival of a new political and economic cycle had fostered the hope of reactivation in commercial loans, particularly in the Wholesale Banking segment, the expected boost in the overall business sentiment seems to be lagging as recent external developments have resulted in increased uncertainty worldwide . In this regard, although National Accounts for 2025 brought good news in terms of private investment, this was mainly concentrated on mining and energy projects rather than spreading through the whole economy . More recently, disappointing figures for the Monthly Economic Activity Index (“IMACEC”) in January and February 2026 , together with the escalation of the armed conflict in Middle East, seem to make companies to remain cautious amid a still uncertain scenario . On the other hand, the 3 . 6 % real annual growth ( 6 . 6 % nominal growth) recorded by consumer loans in February 2025 , is aligned with the trend observed in our previous report . This growth has continued to be primarily fostered by double - digit nominal growth rates in credit card loans, while installment loans have continued to grow in the range of 4% – 5 % in nominal terms, both on an annual basis . This is aligned with consumption of non - durable goods that continued to grow though evidencing a sort of deceleration, which could explain the evidence revealed by the Central Bank’s 1 Q 26 Credit Survey indicating that demand for consumer loans displays some signs of weakening on a sequential basis . On the other hand, credit card loans have continued to grow on the grounds of commercial strategies deployed by some local players that are approaching lower - income segments Regarding residential mortgage loans, the 1 . 7 % real annual increase ( 4 . 7 % nominal growth) recorded in February 2026 is aligned with the trajectory observed over the last 12 months . In this regard, the recent slowdown in residential mortgage loans – compared to solid double - digit growth rates recorded in the past – seems to be the consequence of diverse dynamics affecting the real estate market over the last years, including higher interest rates, periods of higher - than - normal inflation, temporarily increased unemployment, changes in construction - and property - related taxes, and increased prices of properties . From the supply point of view, some of these factors resulted in challenging financial conditions for real estate and construction | 23

Economic & Business Environment companies, which are just reactivating . From the demand side, demand for housing remains constrained when compared to a decade ago due to several factors, such as higher prices relative to people’s disposable income and stricter credit - granting standards set by some banks . Although over the last quarters some initiatives have been launched to reactivate demand for housing, such as the state - guaranteed program that subsidizes interest rates paid on residential mortgage loans for homes below UF 4 , 000 (~USD 180 , 000 ), some recent announcements, such as potential tax reforms that would remove VAT on construction projects, have resulted in a temporary slowdown in demand for residential mortgage loans as of February 2026 . Concerning to funding sources, as of February 28 , 2026 , the industry managed Time Deposits that amounted to Ch $ 116 , 013 , 154 million (excluding foreign subsidiaries), which is 4 . 2 % above the level reported a year earlier in nominal terms ( 1 . 2 % real increase) . As inflation has ceded and short - term interest rates have remained in line with the monetary policy interest rate, Time Deposits showed a modest pickup in the 1 Q 26 . As of the same date, the industry reported Demand Deposits by Ch $ 71 , 023 , 303 million (excluding foreign subsidiaries), which denotes a 5 . 0 % nominal growth ( 2 . 0 % real increase) when compared to February 2025 . Consequently, the reciprocity ratio of Demand Deposits to Total Loans for the industry continued to be above previously seen levels (~ 25 . 0% ) by standing at 28 . 8 % in February 2026 . Based on the evolution of Time Deposits and Demand Deposits, side by side tempered loan growth, the Debt Issued by the industry (including regulatory capital instruments) reached Ch $ 73 , 220 , 481 million in February 2026 , which represents a 0 . 9 % nominal rise ( 2 . 0 % real contraction) when compared a year earlier . In terms of net income, the banking industry recorded a bottom line of Ch $ 853 , 334 million in the two - month period ended February 28 , 2026 , which denotes a nominal drop of Ch $ 15 , 934 or 1 . 8 % when contrasted to the same period of 2025 . This performance was mainly driven by higher income tax by Ch $ 75 , 866 million or 58 . 4 % in February 2026 when compared to a year earlier, primarily explained by lower inflation in the two - month period ended February 2026 when compared to the same period of 2025 . This effect, in turn, was to some degree offset by : (i) operating revenues rising Ch $ 37 , 123 million or 1 . 3 % in nominal terms, due to mixed factors, such as further income from treasury activities amid higher volatility together with increased net fee income, which were partly offset by the negative impact of lower inflation on net interest and inflation - indexation income, and (ii) lower operating expenses by Ch $ 19 , 238 million or 1 . 5% , which was primarily explained by a net release of contingency provisions by one banking player in 2026 when compared to 2025 . | 24 Expectations for 2026 For the rest of 2026 , aligned with revised expectations for the local economy, we have moderately reassessed our baseline scenario due to the expected behavior of some market factors . As for loan growth, we do not foresee dramatic changes compared to what we forecasted last quarter . Although GDP growth has been revised down in the margin (from 2 . 4 % to 2 . 1% ) due to the impact of the Middle East conflict on local economic activity, we believe that the expected increase in inflation would counterbalance lower real growth . Accordingly, we continued to expect industry’s total loans to grow ~ 4 . 5 % in nominal terms by December 2026 when compared to December 2025 , based on a GDP multiplier of ~ 0 . 6 x in real terms . In our view, loan growth would be steered by improved momentum for commercial loans by expanding ~ 4 . 0 % in nominal terms by December 2026 , particularly due to the positive effect of a business - friendly new political cycle on both business sentiment and capital expenditures . Likewise, consumer loans and residential mortgage loans would increase in the range of 4 . 5 % to 5 . 0 % in nominal terms, based on a moderate expansion in household consumption and diverse initiatives aimed at reactivating the housing market . In terms of funding, Demand Deposits would continue to grow aligned with total loans by maintaining a reciprocity ratio over total loans ranging from 28 % to 30% . On the other hand, the evolution of Time Deposits and Debt Issued will depend on banks’ funding needs and the management of liquidity and interest rate risk in the banking book . Concerning net income, as we have revised our forecast for inflation up in 2026 to 4 . 3% (from 3 . 0 % last quarter) and the pause in the monetary easing by the Central Bank, from which the reference rate would remain unchanged at 4 . 5% (versus 4 . 25 % considered last quarter), we have also revised our estimate for the industry’s NIM to be in the range of 3 . 6 % to 3 . 8% (from 3 . 5 % to 3 . 7 % last quarter) . In terms of credit risk, to the extent the conflict in the Middle East does not last longer than expected, we see bounded effects on the industry’s delinquency . As such, we have increased our expectation on NPL in the margin to a range of 2 . 3 % to 2 . 4% (from 2 . 2% - 2 . 3% ) while we have maintained our forecast for credit loss expenses in the range of 1 . 2 % to 1 . 3% , excluding additional provisions, for 2026 . Notwithstanding the above, we will closely monitor the aftermath of the escalation in the Middle East to adjust our forecast, if necessary . Banking Industry (1) FY 2026 ~4.5% Nominal Loan Growth 28% – 30% DDA / Total Loans 3.6% – 3.8% Net Interest Margin 1.2% – 1.3% CLE / Avg. Loans 2.3% – 2.4% Past - Due Loans (>90d) (1) Based on Banco de Chile’s own estimates.

Economic & Business Environment

Market Share in Commercial Loans (1)
(As of February 2026)


17.7%
15.8%
13.8%
10.7%
10.2%
Itaú

Market Share in Consumer Loans (1)
(As of February 2026)


18.9%
18.0%
14.9%
10.7%
7.8%
Itaú

Market Share in Demand Deposits in Local Currency (1)
(As of February 2026)


19.9%
19.1%
14.3%
8.2%
5.1%
Itaú

Market Share in Assets Under Management (2)
(As of March 2026)


22.1%
17.9%
12.6%
10.3%
5.4%
BICE
Itaú

Market Share in Net Income (3)
(As of February 2026)


23.4%
19.6%
18.8%
7.6%
3.9%
Itaú

Return on Average Capital and Reserves
(As of February 2026)


19.2%
16.1%
15.8%
9.6%
4.6%
Itaú

Cost-to-Income Ratio
(As of February 2026)


33.3%
38.9%
40.8%
47.4%
66.7%
Itaú

90-day Past Due Loans
(As of February 2026)


1.5%
1.7%
2.3%
2.8%
3.1%
Itaú

Sources: CMF and Mutual Funds Association

(1) Private Banks and excluding operations of subsidiaries abroad.
(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries. Considers a proforma basis for the merge of Banco Bice and Banco Security.
(3) Considers total Net Income for the Industry on a proforma basis for the merge of Banco Bice and Banco Security.

25

Management Discussion & Analysis Income Statement Analysis 1Q26 (In Millions of Ch$) Net Income for the Period 1 Q 26 vs . 1 Q 25 Our net income for the period (“net income”, hereafter) totalled Ch $ 268 , 628 million during the 1 Q 26 , denoting an annual decrease of Ch $ 60 , 316 million or 18 . 3 % when compared to the 1 Q 25 . Quarterly Net Income for the Period (In millions of Ch$) 328,944 10,301 (40,632) (23,974) (6,887) 876 268,628 1Q25 1Q26 Income Tax Non - Customer Income Customer Income Credit Loss Expense Operating Expenses - 18.3% The annual decline in net income was mainly fostered by: ⭬ Lower non - customer income by Ch $ 40 , 632 million or 25 . 1 % in the 1 Q 26 compared to the 1 Q 25 . This performance was mostly attributable to unexpected and sudden changes in market factors, including both the effect of lower inflation on the contribution of our net asset inflation - indexed exposure, as a result of an UF variation of 0 . 3 % in the 1 Q 26 compared to the 1 . 2 % recorded in the 1 Q 25 , and – to a lesser degree – the impact of increased uncertainty on interest rates due to the escalation of the Middle East conflict . ⭬ An annual increase of Ch $ 23 , 974 million or 26 . 6 % in Credit Loss Expense, principally explained by a low comparison base in the 1 Q 25 as reflected by a 0 . 9 % credit loss expense ratio in that period, particularly concentrated in the Retail Banking Segment . In this regard, although past - due ratios in the 1 Q 26 are higher than a year earlier, delinquency stabilized in the 1Q26. ⭬ An annual rise of Ch $ 6 , 887 million or 2 . 5 % in operating expenses in the 1 Q 26 compared to the 1 Q 25 , mostly influenced by higher IT - related expenses incurred during the quarter . These factors were mildly offset by the resilience that continues to show our customer income base by increasing Ch $ 10 , 301 million or 1 . 7 % in the 1 Q 26 compared to the 1 Q 25 . In this regard, both the steady upward trend in net fee and commission income and the persistently improving trajectory displayed in income from loans have allowed us to address the impact of lower interest rates on the contribution of demand deposits to our funding . Return on Average Capital & Reserves (ROAC) As of March 31 , 2026 , we achieved a ROAC of 16 . 7% , which compares to the 21 . 4 % reached as of the same date in 2025 . As mentioned above, this performance heavily relied on the effect of lower inflation during this quarter than a year ago . Return on Average Capital & Reserves (1)(2) (Annualized) 21.4% 16.7% 16.1% 13.9% 1Q25 1Q26 ROAC Industry (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends. (2) Industry  s ratios for the 1Q26 consider the three - month period ended February 28, 2026. | 26

Management Discussion & Analysis Based on this figure, we continued to outpace the industry in terms of profitability by posting a favourable gap of 282 bp . when compared to the industry’s ROAC of 13 . 9 % during the 1 Q 26 , which is aligned with our structural capacity to generate revenues coming from our premium customer base . Projections In light of the recent developments in the Middle East and the first - round impact on fuel prices, we have revised our baseline macroeconomic scenario for 2026 by reducing our forecast for GDP growth in the margin, increasing our year - end estimate for inflation and discarding changes to the monetary policy rate this year . For this reason, we have also revised our forecast for key business variables for the rest of 2026 . In relation to loan growth, although lower GDP growth could impact loan growth in real terms in the margin, we continued to foresee nominal loan growth for us in the neighbourhood of 7 % for 2026 . From the revenue perspective, we believe our NIM would be in the neighbourhood of ~ 4 . 6 % in 2026 , which comes from the combination of higher inflation that would end the year in ~ 4 . 3% (instead of ~ 3 . 0 % forecasted las quarter) and no further cuts to the reference rate that would end 2026 at the current level of 4 . 5 % instead the 4 . 25 % we estimated last quarter . In terms of credit risk, although there are some sources of risks surrounding the local economic activity, we still see limited impacts on credit risk . As such, we continue to see our credit loss expense ratio in the range of 1 . 1 % to 1 . 2% . Although we continue to expect overall delinquency to improve during the year, provided that the repercussions of the war in the Middle East do not significantly affect the local economy, more dynamism in commercial and consumer loans would result in higher risk expenses as a percentage of average loans when compared to 2025 . As for operating expenses, we expect some impact of increased inflation on UF - indexed line - items . Nevertheless, given the positive effect of higher NIM on revenues, we now believe that our cost - to - income ratio will be ~ 38 . 0% (from ~ 39 . 0 % forecasted last quarter) for the year ended December 31 , 2026 . Based on these drivers, in absence of non - recurrent factors, our revised baseline scenario considers a ROAC ranging from 21 . 5 % to 22 . 5 % for FY 2026 (from 19 % to 21 % projected in the 4 Q 25 ) . Banco de Chile FY2026 ~7% Loan Growth (Nominal) ~4.6% Net Interest Margin (NIM) 1.1% - 1.2% Credit Loss Expense / Avg. Loans ~38.0% Efficiency Ratio 21.5% - 22.5% Return on Average Capital (ROAC) (1) (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends | 27

Management Discussion & Analysis Operating Income Breakdown (In millions of Ch$) Quarter Change 1Q26/1Q25 % Ch$ Mar - 26 Mar - 25 % Ch$ 1Q26 1Q25 (13.7)% - 74,521 471,150 545,671 (13.7)% - 74,521 471,150 545,671 Net Interest Income (Interest and Inflation) +17.5% 10,637 71,279 60,642 +17.5% 10,637 71,279 60,642 Financial Results (1) (10.5)% - 63,884 542,429 606,313 (10.5)% - 63,884 542,429 606,313 Net Financial Income +6.9% 10,774 167,623 156,849 +6.9% 10,774 167,623 156,849 Net fee and commision income +150.3% 21,159 35,239 14,080 +150.3% 21,159 35,239 14,080 Other Operating Income (94.1)% - 1,632 102 1,734 (94.1)% - 1,632 102 1,734 Results from Investments in Other Companies +1355.0% 3,252 3,492 240 +1355.0% 3,252 3,492 240 Result from non - current assets and disposal groups held for sale not admissible as discontinued (3.9)% - 30,331 748,885 779,216 (3.9)% - 30,331 748,885 779,216 Total Operating Income bp. Mar - 26 Mar - 25 bp. 1Q26 1Q25 Key Ratios - 86 4.10% 4.96% - 86 4.10% 4.96% Net Interest Margin - 80 4.44% 5.24% - 80 4.44% 5.24% Net Financial Margin 9 1.70% 1.61% 9 1.70% 1.61% Net Fees to Average Loans Change Mar - 26/Mar - 25 In Millions of Ch$ Year - to - Date (1) Include results from financial assets and liabilities held for trading at fair value through P&L, the sale of both financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income, and exchange, indexation and accounting hedging of foreign currency. Net Financial Income 1Q26 vs. 1Q25 Net Financial Income Breakdown (In Millions of Ch$) 460,696 460,222 145,617 82,207 606,313 542,429 1Q25 1Q26 Non - Customer Financial Income Customer Financial Income | 28 Our net financial income amounted to Ch $ 542 , 429 million in the 1 Q 26 , which is Ch $ 63 , 884 million below the Ch $ 606 , 313 million recorded in the 1 Q 25 . This performance was primarily driven by non - customer financial income, which decreased by Ch $ 63 , 411 million over the period, largely attributable to lower inflation during the quarter and, to a lesser extent, to a decline in income from treasury activities stemming from an unfavorable interest rate scenario since February 2026 , after the escalation in Middle East . Customer financial income, in turn, remained almost flat when compared to the 1 Q 25 , demonstrating the resilience of our core business, even if some key variables behave adversely . In detail, the main drivers explaining the evolution of net financial income were : ⭬ An annual contraction of Ch $ 52 , 376 million in the contribution of our structural inflation - indexed net asset exposure that hedges our equity from inflation . This effect was the consequence of the UF variation of 0 . 3 % in the 1 Q 26 compared to the 1 . 2 % experienced in the 1 Q 25 . ⭬ Income from treasury activities decreasing by Ch $ 13 , 069 million in the 1 Q 26 when compared to the 1 Q 25 . This performance was primarily driven by a decline of Ch $ 10 , 227 million in income from the management of the banking book financial gaps, principally due to the aforementioned effect of lower inflation on directional inflation - indexed positions taken by our Treasury, which more than offset the positive effect of lower short - term interest rates on the repricing of balance sheet liabilities . To a lesser extent, unfavourable movements in local interest rates across the yield curve during the 1 Q 26 resulted in negative fair value adjustments in fixed - income and derivatives held for trading . ⭬ Lower contribution of demand deposits (DDA) to our funding cost by Ch $ 12 , 773 million in the 1 Q 26 compared to the 1 Q 25 , largely due to the downward trend seen in local and foreign interest rates over the last couple of years, particularly in the short - term, once monetary stimulus began to be withdrawn . The impact of lower interest rates was partly offset by the annual growth of 5 . 5 % in average DDA balances

Management Discussion & Analysis denominated in local currency, in line with increased preference for liquidity – particularly in the retail segment – in the prevailing interest rate scenario . ⭬ An annual decline of Ch $ 1 , 769 million in the contribution of time deposits (TD) in the 1 Q 26 compared to the 1 Q 25 , as a result of the combined effect of the annual decrease of 2 . 1 % in average TD balances and the negative effect of lower local interest rates on TD margins . These effects were partly counterbalanced by an annual increase of Ch $ 14 , 801 million or 6 . 6 % in income from loans, from Ch $ 250 , 455 million in the 1 Q 25 to Ch $ 265 , 255 million in the 1 Q 26 , which was primarily driven by improved lending spreads and increased average loans in some products . In particular, the yearly rise in income from loans relied on : (i) higher income from consumer loans by Ch $ 5 , 485 million coming from an annual increase of 4 . 5 % in average consumer loan balances, mostly due to an annual pick - up in both installment loans and credit card loans given a more favourable scenario for household consumption, (ii) residential mortgage loan balances that increased 4 . 3 % in nominal terms, together with higher spreads (+ 9 bp . ) that jointly explained Ch $ 4 , 544 million of further income, and (iii) an annual rise of Ch $ 4 , 772 million in income from commercial loans, mostly driven by the positive effect of the scheduled amortization of low - spread Fogape loans on lending margins . Net Financial Margin (NFM) Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) 5.24% 4.44% 4.35% 4.08% 1Q26 1Q25 BCH Industry (1) Industry  s ratios for the 1Q26 consider the three - month period ended on February 28, 2026. Our net financial margin (NFM) amounted to 4 . 44 % in the 1 Q 26 , which was 80 bp . below the NFM indicator of 5 . 24 % reached a year ago . As mentioned above, this annual drop had mostly to do with the industry - wide effect of lower inflation on the contribution of the inflation - indexed net asset exposure managed by the Bank . Despite this annual change, we remained comfortably above the industry’s NFM ratio of 4 . 08 % as of the same date, underpinned by our solid customer - related income generation capacity . Net Fee and Commission Income 54,281 59,293 24,613 25,898 39,797 42,477 17,608 18,332 17,069 3,481 16,798 4,825 156,849 1 Q 26 vs . 1 Q 25 In the 1 Q 26 , our Net Fee and Commission Income (“net fee income”, hereafter) totalled Ch $ 167 , 623 million, which represents an annual increase of Ch $ 10 , 774 million or 6 . 9 % when compared to the 1 Q 25 . Net Fee and Commission Income (In Millions of Ch$) 167,623 1Q25 1Q26 This performance was the result of the following explanatory factors : ⭬ Higher net fee income from Transactional Services by Ch $ 5 , 012 million or 9 . 2 % on an annual basis, primarily due to : (i) an annual increase of Ch $ 3 , 698 million in net fee income from demand accounts, principally related to an annual increment of 5 . 4 % in the volume of debit card transactions during the quarter, and (ii) an annual increment of Ch $ 1 , 359 million in net fee income from checking accounts and overdrafts, which is partly explained by ~ 33 , 500 new checking accounts openings during the quarter (~ 128 , 300 over the last 12 months), all of which translated into an annual growth of 7 . 3 % in our outstanding checking account base . ⭬ A annual increase of Ch $ 2 , 680 million or 6 . 7 % in net fee income from Mutual Funds and Investment Funds management, mostly driven by the annual boost of 8 . 7 % in Assets Under Management (AUM, hereafter) as of March 31 , 2026 . As previously noted, our Mutual Funds and Investment Funds Management subsidiary has been continuously and proactively adapting to a local macroeconomic environment characterized by lower short - term interest rates and increased volatility in longer terms . Thus, the subsidiary has focused on developing funds offering aligned with this Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 29

Management Discussion & Analysis environment, as investors have increasingly shifted away from traditional investment instruments – such as Time Deposits – toward higher - yielding alternatives . ⭬ Higher net fee income by Ch $ 1 , 344 million from stock brokerage services, from Ch $ 3 , 481 million in the 1 Q 25 to Ch $ 4 , 825 million in the 1 Q 26 . This performance was mainly associated with further net fee income coming from two specific transactions carried out by our subsidiary during the 1 Q 26 within its equity capital markets business . ⭬ A moderated yearly increase of Ch $ 1 , 285 million in net fee income from our Insurance Brokerage business . This annual performance was mainly driven by increased cross - selling of credit - related life insurance for consumer loans during the quarter, together with a change in the insurance portfolio mix | 30 - (5) (5) 0 Sale or Transfer of loans toward higher - premium products. As a result of the above, (171.6)% 5,747 2,397 (3,350) Allowances FX effect written premiums increased by 10.0% in the 1Q26 when (9.6)% (14,316) 135,133 149,449 Provisions established, net compared to the 1Q25. +3.2% 26,114 848,447 822,333 Final Allowances Credit Loss Expense Other Operating Income 1 Q 26 vs . 1 Q 25 Other Operating Income (including income from investments in other companies, result from non - current assets and disposal groups held for sale not admissible as discontinued operations and other operating income) increased Ch $ 22 , 779 million or 141 . 9 % in the 1 Q 26 from the Ch $ 16 , 054 million reached in the 1 Q 25 . This annual change was largely attributable to : (i) an annual rise of Ch $ 21 , 159 million in other operating income in the 1 Q 26 compared to the 1 Q 25 related to tax reimbursements from previous fiscal years, and (ii) an annual increase of Ch $ 3 , 252 million in result from non - current assets and disposal groups held for sale not admissible as discontinued operations due to the sale of former branch locations closed as part of our retail service model transformation . These factors were partly offset by an annual decline of Ch $ 1 , 632 million in income from investments in other companies, which was mostly due to the effect of lower earnings from Transbank and Servipag as compared to a year earlier . Credit Loss Expense 1 Q 26 vs . 1 Q 25 Our Credit Loss Expense (CLE) reached Ch $ 114 , 178 million in the 1 Q 26 , which denotes an annual increase of Ch $ 23 , 974 million or 26 . 6 % when compared to the 1 Q 25 . Credit Loss Expense (In Millions of Ch$) 26/1Q25 % Change 1Q Ch$ ter 1Q26 Quar 1Q25 In Millions of Ch$ Loan Loss Allowances +6.5% 50,887 836,971 786,084 Initial Allowances +14.7% (16,199) (126,049) (109,850) Charge - offs (9.6)% (14,316) 135,133 149,449 Provisions Established - Loans (522.5)% (209) (169) 40 Provisions Established - Banks (107.0)% (29,128) (1,896) 27,232 Provisions Contingent Loans (102.8)% 842 23 (819) Prov. Cross Border Loans (2568.4)% (1,464) (1,407) 57 Impairment of Financial Assets (AC & FVTOCI) (100.0)% 69,035 - (69,035) Additional Provisions +4.7% (786) (17,506) (16,720) Recoveries +26.6% 23,974 114,178 Credit Loss Expense 90,204 As discussed in previous reports, the new standardized provisioning model for consumer loans became effective in January 2025 , resulting in a one - time effect on credit loss expense that we addressed through a release of additional allowances by ~Ch $ 69 , 035 million . As a result, when excluding these drivers from the analysis, the main factors explaining the annual change in CLE in the 1 Q 26 , were : ⭬ An annual increase of Ch $ 22 , 875 million in risk expenses in the Retail Banking Segment, excluding the effect of the new standardized model for consumer loans as mentioned above . This change is primarily explained by a comparison base effect provided that the 1 Q 25 represents a period of lower - than - normal risk expenses for this segment as reflected by a ratio of credit loss expense over average loans of ~ 1 . 4 % in the 1 Q 25 , principally driven by underlying factors that were in process of normalization at that time yet . In this regard, we would like to highlight that although delinquency (> 90 days past - due over total loans) increased from 1 . 82 % in March 2025 to 1 . 94 % in March 2026 for this segment, it flattened in the 1 Q 26 , which should begin to be noticed over the next quarters to the extent this trend remains . ⭬ Further credit loss expense by Ch $ 3 , 750 million as a result of a loan growth, in connection with the annual growth of 1 . 2 % in average total loan balances during the quarter .

Management Discussion & Analysis ⭬ An annual increase of Ch $ 842 million in credit loss expense associated with cross border loans during the 1 Q 26 when compared to the 1 Q 25 . This effect was influenced by : (i) increased exposure to off - shore counterparties explaining Ch $ 413 million of higher credit loss expense, and (ii) the effect of a 3 . 0 % depreciation of the Chilean peso against the U . S . dollar in the 1 Q 26 compared to the appreciation of 4 . 0 % in the 1 Q 25 , leading to higher CLE by Ch $ 430 million on an annual basis . These effects were partly offset by : ⭬ An improvement in Wholesale Banking asset quality that translated into lower credit loss expense by Ch $ 2 , 028 million . This was the result of strengthened risk profiles of customers belonging to the real estate, construction and transportation industries in the 1 Q 26 when compared to the 1 Q 25 . ⭬ An annual decrease of Ch $ 1 , 464 million in impairments of financial assets at amortized cost and at fair value through other comprehensive income . Credit Loss Expense Ratio Due to the 26 . 6 % annual rise in credit loss expenses, our Credit Loss Expense ratio (annualized CLE divided by average loans) reached 1 . 16 % in the 1 Q 26 , which is 23 bp . above the 0 . 93 % recorded a year ago . In terms of market positioning, however, we continued to outperform the industry’s ratio by 4 bp . as of the same date . Credit Loss Expense Ratio (1) (Credit Loss Expense / Average Loans) 0.93% 1.16% 1.15% 1.20% 1Q26 1Q25 BCH Industry (1) Industry  s ratios for the 1Q26 consider the three - month period ended Feburary 28, 2026. For 2026 , we are maintaining our projection of our CLE ratio within a range of 1 . 1 % to 1 . 2% , excluding non - recurrent effects such as changes in additional allowances and potential impacts from the materialization of local and external risk factors on economic activity, including disruptions to global trade due to an escalation of the war in the Middle East, which could result in increases in both delinquency and CLE . | 31 Past - Due Loans In line with our own delinquency ratios, the local banking industry showed clear signs of stabilization in past - due loans during the 1 Q 26 . Even though, on an annual basis, the industry’s past - due loans ratio increased by 11 bp . in the 1 Q 26 from 2 . 33 % recorded in the 1 Q 25 , this trend increase has shown a sort of moderation after the rising trajectory seen since the 3 Q 25 . Actually, as shown by the latest available data, the industry NPLs ratio (> 90 days past - due loans as a percentage of total loans) stood at 2 . 44 % in February 2026 , reflecting a flat trend on a sequential basis ( 2 bp . decline compared to the 2 . 45 % recorded in December 2025 ) . When analyzing by lending product, delinquency remained stable for commercial loans on an annual basis, while NPLs ratios of residential mortgage and consumer loans increased by 22 bp . and 18 bp . , respectively . On a sequential basis, instead, the slight improvement in overall asset quality was mainly driven by declines of 7 bp . and 2 bp . in NPLs from residential mortgage loans and consumer loans, respectively . This trend is consistent with a more favourable macroeconomic environment, supported by unemployment figures that improved throughout 2025 and a 12 - month inflation rate that – overall – has remained within the Central Bank’s target range, both strengthening borrowers’ repayment capacity in the margin during the 1 Q 26 , although potential effects of the conflict in the Middle East on economic activity in the coming quarters are yet to be difficult to predict . As for the Bank’s loan portfolio, we recorded a NPLs ratio of 1 . 63 % in March 2026 , which is 18 bp . higher than the 1 . 45 % recorded in March 2025 , but 5 bp . lower than the 1 . 68 % registered in December 2025 . The evolution of delinquency in our loan book when compared to March 2025 was related to higher past - due commercial loans that increased from 1 . 39 % in March 2025 , to 1 . 62 % in March 2026 , representing a 23 bp . rise . A similar path was followed by past - due consumer loans, which grew from 1 . 74 % in March 2025 to 1 . 92 % in March 2026 , while NPLs of residential mortgage loans rose 10 bp . on an annual basis, reaching 1 . 54 % in March 2026 . More importantly, on a sequential basis, the improvement in asset quality was mostly concentrated in consumer loans, in which the overdue loan ratio declined by 11 bp . , in line with improved macroeconomic variables that would have resulted in stronger payment capacity among clients from the Retail Banking segment in the 1 Q 26 . However, we are aware this may change depending on the materialization of external risk factors in the coming quarters, that we will be monitoring closely .

Management Discussion & Analysis Past Due Ratio (1) (>90d Past - Due Loans / Total Loans) 1.45% 1.47% 1.56% 1.68% 1.63% 2.33% 2.33% 2.40% 2.45% 2.44% Mar - 26 Dec - 25 Jun - 25 Sep - 25 Mar - 25 Industry BCH (1) Industry  s ratios as of March 2026, consider the year - to - date period ended Feburary 28, 2026. All things considered, we continued to outperform the banking industry in terms of delinquency, maintaining a favourable gap of 81 bp . in the total past - due loans ratio in March 2026 . Based on these trends, and to the extent the geopolitical conflict in Middle East has a short duration and a positive outcome, we expect non - performing loans indicators in FY 2026 to continue improving all through 2026 while gradually converging towards mid - term levels . In this regard, it is important to note that the aftermath of this conflict is yet to come for the global and the local economy, which may range from slower business dynamics to increased inflation and higher interest rates, leading to further deterioration in delinquency indicators . Accordingly, we will closely monitor these developments to adjust our forecast for NPLs, if necessary . Operating Expenses 1 Q 26 vs . 1 Q 25 In the 1 Q 26 , our total operating expenses reached Ch $ 287 , 925 million, denoting a tempered annual increase of Ch $ 6 , 887 million or 2 . 5 % when compared to the Ch $ 281 , 038 million recorded 1 Q 25 . Thanks to our strict cost - control procedures we have managed to keep operating expenses growth contained and well aligned with inflation for the period . We are confident that as long as we continue to promote a cost control culture across the organization an implement innovative transformation programs aimed at enhancing operating efficiency, we will be able to maintain our cost base aligned with our strategic aspirations . Operating Expenses (In Millions of Ch$) 1Q25 1Q26 (0.4)% (584) 140,332 140,916 Personnel expenses +6.4% 6,868 113,964 107,096 Administrative expenses +0.9% 201 23,848 23,647 Depreciation and Amort. +1888.9% 170 179 9 Impairment of Non - Financial Assets +2.5% 232 9,602 9,370 Other Oper. Expenses +2.5% 6,887 287,925 281,038 Total Operating Expenses bp. / % 1Q26 1Q25 Additional Information +238bp 38.4% 36.1% Op. Exp. / Op. Rev. +0bp 2.1% 2.1% Op. Exp. / Avg. Assets (0.8)% 11,163 11,251 Headcount (#) - EOP (4.0)% 215 224 Branches (#) - EOP In Millions of Ch$ Quarter Change 1Q26/1Q25 Ch$ % In further detail, the annual change in Total Operating Expenses was explained by the combination of the following factors: ⭬ An annual increase of Ch $ 6 , 868 million or 6 . 4 % in administrative expenses, from Ch $ 107 , 096 million in the 1 Q 25 to Ch $ 113 , 964 million in the 1 Q 26 . In turn, this evolution was mainly driven by : (i) an annual rise of Ch $ 4 , 012 million in expenses related to IT services, reflecting higher costs from cloud services, software licensing and IT support, which is aligned with the digital strategy we continue to deploy in many aspects of our operations to deliver timely solutions to our customers, (ii) an increase of Ch $ 1 , 694 million in marketing expenses, mostly related to the promotion of new services offered through the Banchile Pagos subsidiary, which began to operate toward the end of 2025 , (iii) an annual growth of Ch $ 1 , 065 million in donations provided to support families affected by wildfires in southern Chile during the quarter, mainly through the alliance with “Desafío Levantemos Chile” , and (iv) an annual rise of Ch $ 861 million in expenses related to fixed - assets maintenance, mostly due to additional expenses associated with building repairs and maintenance, together with higher expenditures related to recreational facilities . ⭬ Personnel expenses that decreased slightly by Ch $ 584 million or 0 . 4 % in the 1 Q 26 . This performance reflected the combination of : (i) an annual decline of Ch $ 3 , 287 million in severance payments when compared to the prior year, following the organizational restructuring process carried out in 2025 in connection with efficiency initiatives we deployed last year aimed at increasing our productivity with a front - to - back view, and (ii) benefits to the staff that increased Ch $ 2 , 706 million or 3 . 1% , which is largely attributable to the recognition of the cumulative effect of inflation on salaries . | 32

Management Discussion & Analysis 36.1% 38.4% Efficiency Ratio Based on the adverse impact of lower inflation on operating revenues, and despite a modest rise in operating expenses, our cost - to - income ratio increased from 36 . 1 % in the 1 Q 25 to 38 . 4 % in the 1 Q 26 , representing an annual increase of 238 bp . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) 44.4% 46.1% 1Q26 1Q25 BCH Industry (1) Industry  s ratios for the 1Q26 consider the three - month period ended February 28, 2026. When analyzing the banking system as a whole, we continued to comfortably outperform the industry’s ratio of 46 . 1 % by 763 bp . recorded during the same period, reflecting the progress we have made in relation to efficiency and productivity matters . | 33 Income Tax 1 Q 26 vs . 1 Q 25 Our income tax totaled Ch $ 78 , 154 million in the 1 Q 26 , which represents an annual decline of Ch $ 876 million or 1 . 1 % when contrasted to the 1 Q 26 . This change was explained by : (i) an annual decrease of Ch $ 61 , 192 million in net operating income before income tax that resulted in lower income tax by Ch $ 16 , 522 million in the 1 Q 26 compared to the 1 Q 25 at the prevailing statutory corporate tax rate of 27% , and (ii) an annual increase in other tax deductions associated with the recognition of tax reimbursements from previous periods that explained an annual decline of Ch $ 8 , 024 million in income tax . These effects were partly offset by an annual increase of Ch $ 23 , 670 million in income tax arising from the effect of lower inflation on equity accounts during the 1 Q 26 compared to the 1 Q 25 , which is deductible for income tax purposes under the Chilean tax law . As a result of the above, our effective tax rate stood at 22 . 5 % as of March 31 , 2026 , which is above the 19 . 4 % registered as of the same period in 2025 . It is important to note the administration that took office on March 11 , 2026 announced the submission of the “National Reconstruction, Economic and Social Development” bill to Congress, which – among other topics – considers a gradual decline in the statutory corporate tax rate from the current 27 % to 25 . 5 % for 2027 , 24 % for 2028 and 23 % for 2029 onwards . Although it is still early to predict potential impacts, if enacted, this law could translate into an adverse one - time effect on income tax in such years given our deferred tax assets .

Management Discussion & Analysis Business Segments Performance 1Q26 (In Millions of Ch$) Quarterly Net Operating Income before Income Tax by Business Segment (In Millions of Ch$) In the 1 Q 26 we recorded net operating income before income tax by Ch $ 346 , 782 million, which indicates a decline of Ch $ 61 , 193 million or 15 . 0 % when compared to the 1 Q 25 . In this backdrop, the Retail Banking segment continued to be the main source of net operating income before income tax by generating 47 . 8 % of our total bottom line before taxes, while the Wholesale Banking segment explained other significant share by representing 40 . 4 % of the total amount . To a lesser degree, our Subsidiaries contributed with 9 . 4 % of our bottom line before taxes, while – given particular dynamics affecting capital markets this quarter – our Treasury segment generated 2 . 4 % of our consolidated net operating income before income tax . 201,092 12,781 165,831 8,251 163,110 140,067 30,992 32,633 407,975 346,782 1Q25 Treasury Wholesale Banking 1Q26 Retail Banking Subsidiaries | 34

Management Discussion & Analysis Retail Banking Segment The Retail Banking segment recorded net operating income before income tax by Ch $ 165 , 831 million in the 1 Q 26 , amount that is Ch $ 35 , 261 million or 17 . 5 % below the Ch $ 201 , 092 million reached in the 1 Q 25 . The annual change in the bottom line was primarily caused by an increase of Ch $ 26 , 232 million or 31 . 9 % in credit loss expense by reaching Ch $ 108 , 410 million in the 1 Q 26 , which – as mentioned earlier in this report – relates to a low comparison base represented by the 1 Q 25 as provisioning models reflect the impact of higher delinquency with certain time lag . To a lesser extent, the lower net operating income before income tax was also attributable to : (i) an annual decrease of Ch $ 7 , 116 million or 1 . 5 % in total operating income, primarily due to lower revenues from term gapping and inflation - indexation that are partly allocated to the segment, together with a decline in the contribution of demand deposits to our funding and decreased margin from time deposits as a result of lower short - term interest rates, all being partly counterbalanced by improved lending margins and higher net fee and commission income, and (ii) operating expenses that grew modestly by Ch $ 1 , 912 million or 0 . 9 % thanks to the efficiency and productivity progress we have made through the adoption of digital tools and processes . Wholesale Banking Segment The Wholesale Banking segment recorded net operating income before income tax by Ch $ 140 , 067 million in the 1 Q 26 , which represents a decline of Ch $ 23 , 043 million or 14 . 1 % in comparison with the Ch $ 163 , 110 million achieved in the 1 Q 25 . In line with the drivers highlighted last quarter for this segment, the annual variation in the bottom line was once again mainly steered by an annual decrease of Ch $ 22 , 122 million or 9 . 9 % in total operating income, which was the result of direct business dynamics, including lower contribution of demand deposits to our funding due to the decline experienced by short - term interest rates and slightly lower income from loans, together with the impact of lower income from term gapping and inflation - indexation (partly allocated to this segment), all being partly offset by an annual increase in net fee and commission income, primarily concentrated in Trust & Custodian services . To a lesser degree, in the 1 Q 26 the segment recorded an increase of Ch $ 1 , 716 million or 3 . 3 % in operating expenses when compared to the 1 Q 25 , primarily as a result of higher IT - related expenses . | 35

Management Discussion & Analysis Treasury Segment Net operating income before income tax of our Treasury segment amounted to Ch $ 8 , 251 million in the 1 Q 26 , which denotes a decrease of Ch $ 4 , 530 million or 35 . 4 % when compared to the Ch $ 12 , 781 million recorded in the 1 Q 25 . This performance was mainly driven by a decline of Ch $ 5 , 845 million or 40 . 2 % in total operating income, as a result of : (i) an annual decrease of Ch 5 , 157 million in revenues coming from the management of our Trading and Debt Securities desks, primarily due to the effect of lower inflation on the accrual of CLF - denominated securities, and adverse movements in local interest rates across the CLP and CLF yield curves during the 1 Q 26 that resulted in negative fair value adjustments in fixed - income securities and derivatives held for trading, and (ii) lower revenues from term gapping and inflation - indexation that are partly allocated to this segment as well . These factors were moderately counterbalanced by a decrease of Ch $ 1 , 464 million in impairments of financial assets at amortized cost and at fair value through other comprehensive income, as a consequence of improved probabilities of default for counterparties in the local financial industry . Subsidiaries The net operating income before income tax of our Subsidiaries amounted to Ch $ 32 , 633 million in the 1 Q 26 , which indicates an increase of Ch $ 1 , 641 million or 5 . 3 % when compared to the Ch $ 30 , 992 million recorded in the 1 Q 25 . This change was composed of mixed factors . On a positive note, we may highlight : (i) a surge of Ch $ 2 , 224 million or 16 . 3 % in net operating income before income tax generated by our Stock Brokerage subsidiary, driven by increased total operating income coming from both higher fees and commissions income following the participation of this subsidiary in a couple of transactions carried out in the local capital market and an annual rise income net financial income associated with the securities portfolio managed by the subsidiary amid volatile capital markets in the 1 Q 26 , all being partly offset by higher operating expenses attributable both to benefits and salaries to the staff and to IT - expenses, (ii) an annual rise of Ch $ 290 million or 12 . 9 % in net operating income before income tax recorded by our Insurance Brokerage subsidiary, primarily associated with higher net fee and commission income on the grounds of improved commercial performance in credit - related life insurance and a change in the mix towards higher - premium products, and (iii) an increase of by Ch $ 260 million or 44 . 5 % in net operating income before income tax generated by our Investment Banking subsidiary, based on slightly improved business dynamics this year . All these factors were to some degree counterbalanced by an annual decline of Ch $ 1 , 337 million in net operating income before income tax of Banchile Pagos subsidiary due to a net operating loss before income tax of Ch $ 1 , 675 million recorded in the 1 Q 26 as part of the start - up phase carried out by this company . | 36

Management Discussion & Analysis Balance Sheet Analysis As of March 31, 2026 (In Millions of Ch$) Loan Portfolio During the 1 Q 26 , overall lending activity in the local industry remained below expectations . As mentioned earlier, the industry’s loan book recorded a 12 - month contraction of 0 . 8 % in real terms, a trend that continued to be primarily driven by commercial loans – that continued to display a real contraction in 12 months – and the a slowdown in residential mortgage loans . In contrast, consumer loans continued to display gradual acceleration in real terms over the last 12 months . Aligned with this, the 1 Q 26 Credit Survey conducted by Central Bank reveals the quarter was marked by loan supply conditions that remained stable in personal banking and for most companies, although it also highlights the evidence of more flexible approaches for real estate and construction enterprises . Regarding the demand for loans, according to the survey, the demand from individuals and companies would have weakened during the quarter for consumer and residential mortgage loans . In the case of companies, the use of alternative funding sources and lower working capital needs would explain the weakened demand . As mentioned earlier in this report, the emergence of external sources for risks could also be affecting the demand for loans from companies, as a more positive business sentiment was expected at this point given the new political and economic cycle . On the other hand, in personal banking, mixed trends remain . Consumer loans, for instance, continued to be driven by still growing indicators of consumption of durable and non - durable goods, from which both installment loans and credit card loans keep on increasing . Conversely, residential mortgage loans have continued to show a slowdown due to diverse dynamics affecting the housing market, including the state - guaranteed loan programs and recently announced proposals that pursue to enhance the demand for housing . Aligned with the rest of the industry, our loan book continued to grow modestly in the 1 Q 26 when compared to a year earlier . Nonetheless, on a sequential basis, we managed to grow positively when compared to December 2025 . As a matter of fact, on March 31 , 2026 , our loan portfolio amounted to Ch $ 40 , 200 , 709 million, which denotes 2 . 2 % nominal annual growth when compared to the figure recorded in March 2025 , which is slightly below inflation for the period . Notwithstanding this trend, in March 2026 our loan portfolio grew by 2 . 6 % when compared to December 2025 , which represents a 10 . 7 % annualized growth rate . The significant sequential rebound had primarily to do with a strong growth in commercial loans, particularly in the Wholesale Banking Segment, which enabled us to regain market share we had lost by the end of 2025 due to some dynamics explained last quarter, but – more importantly – on the grounds of new lending operations . Loan Portfolio Evolution (In Millions of Ch$ and %) 39,320,335 39,191,970 40,200,709 Mar - 25 Commercial Loans Dec - 25 Mar - 26 Residential Mortgage Loans Consumer Loans +2.2% 51% 35% 15% 5,833,946 +1.2% 5,765,997 5,548,313 13,925,980 13,916,618 13,499,416 +0.1% 20,440,783 19,509,355 20,272,606 +4.8% +2.6% | 37

Management Discussion & Analysis Retail Banking 26,589,151 66.1% Individuals 21,133,994 52.6% | 38 Large Companies 5,518,243 13.7% SMEs 5,455,157 13.6% In line with the above, from a lending product perspective, even though commercial loans recorded a 0 . 8 % nominal annual increase when compared to March 2025 , we managed to grow 4 . 8 % sequentially in overall commercial loans when compared to December 2025 , which reflects a notable 20 . 5 % annualized growth rate . As mentioned, during the 1 Q 26 we made significant progress in corporate lending by materializing some important operations related to public infrastructure and concession projects, which enabled us to overcome the dynamics seen last quarter in low - spread Trade Finance loans . Furthermore, SME lending has continued to grow in line with the trends seen over the last quarters, once isolated the effect of Fogape loans . Regarding Retail Banking loans, we managed to grow positively on an annual basis this quarter based on both a 5 . 1 % nominal increase in consumer loans and a 3 . 2 % nominal rise in residential mortgage loans compared to March 2025 . More importantly, on a sequential basis, we continued to grow positively and above inflation in consumer loans by reaching a real year - to - date growth rate of 0 . 9% , which represents a real annualized expansion of 3 . 6% , reaffirming the gradually improving trend we saw for installment loans over the last quarters . Nonetheless, some market players continue to approach the lower - income segment, particularly through credit card loans, which has resulted in temporary market share decline for us in total consumer loans . From the portfolio mix perspective, as of March 31 , 2026 , our loan book was mainly composed of Retail Banking loans representing 66 . 1 % of the total book, amounting to Ch $ 26 , 589 , 151 million, including both Personal banking loans and SMEs banking loans . To a lesser degree, loans managed by our Wholesale Banking segment amounted to Ch $ 13 , 611 , 559 million, which denotes a 33 . 9 % of the total loan book and includes loans handled by both the Corporate and Large Companies banking units . Loans by Segment (In Millions of Ch$ and %) Wholesale Banking 13,611,559 33.9% Corporate 8,093,316 20.1% When diving into each segment, as of March 31 , 2026 , our Retail Banking loan book was composed of : (i) Personal Banking loans that accounted for Ch $ 21 , 133 , 994 million, representing 79 . 5 % of the Retail Banking portfolio, and (ii) loans granted to SMEs that amounted to Ch $ 5 , 455 , 157 million, equivalent to 20 . 5 % of the segment’s loan book . The Wholesale Banking loan book, in turn, was comprised of : (i) loans granted to Corporations by Ch $ 8 , 093 , 316 million or 59 . 5 % of the segment’s book, and (ii) loans granted to Large Companies by Ch $ 5 , 518 , 243 million, representing 40 . 5 % of the segment’s portfolio . In terms of loan growth, in March 2026 the Retail Banking loan book increased Ch $ 912 , 359 million or 3 . 6 % and Ch $ 145 , 153 or 0 . 5 % when compared to March 2025 and December 2025 , respectively . Although most of the annual and sequential growth is concentrated in Personal Banking, SME banking has continued to show signs of improvement by growing faster particularly in contrast to December 2025 (and more significantly when setting aside the amortization of formerly granted Fogape loans) . Briefly, the evolution of the Retail Banking loan book has relied on : ⭬ Personal Banking loans amounting to Ch $ 21 , 133 , 994 million in March 2026 , indicating nominal growths of Ch $ 720 , 837 million (or 3 . 5% ) and Ch $ 87 , 264 million (or 0 . 4% ) when contrasted to March 2025 and December 2025 , respectively, due to :  Consumer loans accounting for Ch $ 5 , 833 , 946 million as of March 31 , 2026 , which denotes expansions of Ch $ 285 , 633 million (or 5 . 1% ) and Ch $ 67 , 949 million (or 1 . 2% ) in contrast to March 2025 and December 2025 , respectively, both above inflation . As noted in previous reports, over the 2 H 25 we witnessed a slowdown in consumer loans due to opposing trends in installment loans and credit card loans . This quarter, instead, we have seen a pickup in growth rates for these lending products, reaffirming the upward trajectory in installment loans and a slight recovery for the 12 - month slowdown seen in the 4 Q 25 for credit card loans . Accordingly, our installment loans reached Ch $ 3 , 420 , 519 million in March 2026 , representing a nominal annual rise of Ch $ 156 , 900 million or 4 . 8% ( 2 . 3 % in real terms) . More importantly, in the 1 Q 26 only, this lending product grew 1 . 3 % when compared to December 2025 , which denotes 1 . 0 % real growth in the same period or 4 . 2 % real annualized growth . This expansion rate seems to be aligned with the evolution of the retail sales indicator for durable goods, which showed a 6 . 6 % annual increase as of February 28 , 2026 , following the 7 . 5 % annual rise reported by the Central Bank for 2025 . In this environment, we have continued to improve the value offerings for our targeted segments, which allowed us to achieve originate installment loans by Ch $ 605 , 312 million in the 1 Q 26 , amount that represents a 16 . 0 % increase compared to the level originated in the 1 Q 25 .

Management Discussion & Analysis From the credit card loans perspective, as of March 31 , 2026 we had loans of Ch $ 2 , 123 , 198 million, which is Ch $ 122 , 579 million or 6 . 1 % above the figure recorded in March 2025 . As said earlier, credit card loans displayed a sort of recovery in 12 - month growth, particularly in the 1 Q 26 after slowing down in the 2 H 25 . This evidence suggests the use of credit cards by our customers is reflecting both the commercial initiatives we have carried out for our targeted segments and household consumption of non - durable goods that – at least in the 1 Q 26 – continued to grow positively .  Loans to SMEs that reached Ch $ 5 , 455 , 157 million in March 2026 , indicating increases of Ch $ 191 , 522 million or 3 . 6 % in contrast to March 2025 and Ch $ 57 , 889 million or 1 . 1 % in relation to December 2025 . Hence, as evidenced last quarter, the SME portfolio have continued to grow above inflation while accelerating in the margin in the 1 Q 26 . Core borrowing from SMEs has been the main engine for this gradual recovery, which has allowed us to mitigate the impact of Fogape loans amortization . Indeed, the expansion of this portfolio may be broken down into : (i) Non - Fogape loans that grew Ch $ 539 , 353 million or 9 . 2 % in nominal terms ( 6 . 6 % real) in March 2026 compared to March 2025, well above inflation and aligned with ongoing advances in customer proximity that enables us to satisfy SMEs’ financial needs over their entire life cycle, and (ii) Fogape loans granted during the pandemic (as support for economic reactivation) that declined Ch $ 355 , 504 million or 56 . 9 % in the same period due to maturity . This trend is also clear when analyzing the year - to - date evolution when core lending (excluding Fogape loans amortization) increased 1 . 7 % compared to December 2025 in real terms, which translates into 7 . 0 % annualized growth on a sequential basis .  Residential Mortgage loans that reached Ch $ 13 , 925 , 980 million in March 2026 , which denotes a Ch $ 426 , 564 million or 3 . 2 % rise in contrast to a year earlier, and a virtually flat trend when compared to December 2025 . As highlighted last quarter, even though the residential mortgage loans continue to grow positively in real terms, we have witnessed a slowdown since the 4 Q 24 for both the industry and us . Aligned with this, in real terms, our residential mortgage loans grew 0 . 7 % but decreased 0 . 2 % in March 2026 when compared to March 2025 and December 2025 , respectively, well below the ~ 3 . 0 % steady growth seen some quarters ago . As mentioned in the past, over the last decade residential mortgage loans have decoupled from macroeconomic fundamentals but instead have been aligned with specific dynamics in the housing market, including sharp movements in interest rates, demographic changes, periods of higher - than - usual inflation, tax reforms affecting the final price for homeowners and so on . More | 39 recently, whereas the state - guaranteed program launched last year has promoted the purchase of part of the existing stock of properties of up to UF 4 , 000 (~USD 180 , 000 ), the Finance minister’s announcement of VAT removal on properties, has temporarily resulted in a decline in demand for loans in the 1 Q 26 , at an industry level, although this initiative should reactivate the housing market if approved . In line with this, our origination of residential mortgage loans reached Ch $ 282 , 649 million in the 1 Q 26 , which is 29 . 8 % below the origination achieved recorded in the 1 Q 25 . On a more positive note, it is worth mentioning the strong growth displayed by our Wholesale Banking segment in the 1 Q 26 after closing a challenging 2025 due to specific dynamics that took place in the Trade Finance business . Thus, even though loans managed by this segment reached Ch $ 13 , 611 , 559 million in March 2026 , indicating a slight decline of Ch $ 31 , 984 million or 0 . 2 % compared to March 2025 , the story is completely different on sequential basis . Indeed, the loan book handled by this segment boosted by Ch $ 863 , 588 million or 6 . 8 % in nominal terms ( 6 . 5 % adjusted for inflation) when compared to December 2025 primarily driven by proactive commercial efforts we have deployed over the last quarters, which have borne fruit and enabled us to regain market share we had lost in commercial loans by the end of 2025 . Although it is still too early to predict whether this change will turn into a steady upward trend, we are witnessing more dynamism in some industries, which is in line with expectations for private investment this year and the positive momentum caused by the recently appointed administration on that matter . The above - described evolution in the Wholesale Banking loan book was primarily the consequence of : ⭬ Loans handled by our Corporate Banking Unit that amounted to Ch $ 8 , 093 , 316 million in March 2026 , which is Ch $ 55 , 626 million or 0 . 7 % below the figure recorded in March 2025 , but Ch $ 690 , 032 million or 9 . 3 % above the level reached in December 2025 . This significant year - to - date increase had primarily to do with : (i) an expansion of Ch $ 759 , 293 million or 12 . 2 % in commercial credits, which was primarily prompted by a couple of lending operations closed in the 1 Q 26 for the financing of public infrastructure through concessions thanks to our competitive cost of funds that enables us outperform the rest of the industry in this kind of projects, and – to a much lesser degree – increased balances of commercial credits to financial institutions and retailers, and (ii) a year - to - date rise of Ch $ 53 , 426 million or 16 . 5 % in Trade Finance loans, which is explained only in part by the 3 . 0 % year - to - date depreciation of the Chilean Peso against the U . S . dollar, together with a comparison base effect and enhanced value offerings we have developed for this lending product in the last couple of years . These factors were to some degree offset by a decrease of Ch $ 107 , 573 million or 19 . 4 % in Factoring loans when compared to the 4 Q 25 .

Management Discussion & Analysis ⭬ A loan book of Ch $ 5 , 518 , 243 million managed by our Large Companies Banking Unit in March 2026 , which is Ch $ 23 , 642 million or 0 . 4 % above the figure reached in March 2025 but, positively, Ch $ 173 , 556 million or 3 . 2 % above the amount of December 2025 . It is worth noting the acceleration in the three - month period ended March 2026 for this banking unit, as the amortization of Fogape loans also play a role in the opposite direction . In this environment, sequential loan growth was mainly driven by : (i) a year - to - date increase of Ch $ 80 , 487 million or 2 . 6 % in commercial credits, and (ii) Trade Finance loans that increased Ch $ 80 , 024 million or 10 . 7 % when compared to December 2025 , which is explained for the same reasons mentioned above . Market Share in Loans (1) (% as of the end of each period) 18.3% 18.4% 18.2% 18.1% 18.0% 16.2% 16.2% 16.1% 15.9% 16.0% 15.8% 15.8% 15.4% 16.0% 15.8% 15.5% 15.7% 15.6% 15.5% 15.4% Sep - 25 Dec - 25 Feb - 26 Consumer Loans Residential Mortgage Loans Feb - 25 Jun - 25 Total Loans Commercial Loans (1) Excluding operations of subsidiaries abroad. In terms of market share, as of February 28 , 2026 (latest available information from the CMF), we had a market share of 16 . 0 % in total loans . When compared to December 2025 , it is worth noting our ability to recover market share on the grounds of the expansion in commercial loans . As mentioned, we managed to close significant lending operations with some players in the concessions industry, which enabled us to regain 42 bp . of market stake in commercial loans by reaching a 15 . 8 % share in that product while achieving a market share of 16 . 0 % in total loans, representing a 17 bp . increase, all as of February 2026 when compared to December 2025 . Going forward, in our baseline scenario we aim to grow above the industry in total loans by the end of 2026 , particularly in consumer and commercial loans . Therefore, we also expect to increase market share in both lending products by the end of the year . Accordingly, we foresee our loan portfolio growing in the range of 6 % to 7 % in nominal terms . Nonetheless, we will monitor these forecasts over the coming quarters and will revise them, if necessary, in light of the potential impact of the Middle East war on the local economy . Securities Portfolio As of March 31 , 2026 , our Securities Portfolio amounted to Ch $ 7 , 376 , 551 million, which is Ch $ 1 , 416 , 694 million or 23 . 8 % above the level recorded in March 2025 and Ch $ 157 , 318 million or 2 . 1 % below the amount reached in December 2025 . Chilean Central Bank & Chilean Government 4,442,406 58.8% Local Banks 2,362,271 32.0% Securities Portfolio by Type of Instrument (1) (In Millions of Ch$ and %) Local Corporate Bonds 107,483 1.5% Foreign Issuers 60 , 667 0.8% Mutual Funds & Other 403,723 5.5% (1) Mututal Funds & Other instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 40 As of March 31 , 2026 our Securities Portfolio was primarily composed of high - quality liquid assets and, to a lesser degree, securities issued by local banks, as follows : (i) fixed - income securities issued by both the Chilean Central Bank and the Chilean Government concentrating 60 . 2 % of the total portfolio, (ii) bonds and certificates of deposit (CD hereafter) issued by local banks representing 32 . 0 % of the total amount, (iii) mutual funds and other securities accounting for 5 . 5% (including minor equity positions held by the Securities Brokerage subsidiary), (iv) corporate bonds amounting to 1 . 5% , and (v) foreign - currency bonds primarily associated with Fed’s Treasury bills and Chilean sovereign bonds and local corporate bonds issued in foreign currency, both representing 0 . 8 % of the Securities Portfolio .

Management Discussion & Analysis Securities Portfolio by Investment Purpose (1) (In Millions of Ch$) 2,750,521 3,121,702 2,894,826 1,947,733 3,548,971 3,627,958 929,266 460,937 450,044 402,259 403,723 5,959,857 332,337 7,533,869 7,376,551 Mar - 25 Dec - 25 Fair Value Through P&L Amortized Cost Mar - 26 Fair Value Through OCI Other Instruments (1) Other Instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 41 From the investment purpose perspective, as of March 31, 2026, our Securities Portfolio was composed of: ⭬ Securities measured at Fair Value through Other Comprehensive (“FVOCI”) for an amount of Ch $ 3 , 627 , 958 million that represented 49 . 2 % of the total securities portfolio . In turn, the FVOCI portfolio was mainly invested in : (i) CD issued by local banks for an amount of Ch $ 2 , 177 , 247 million or 60 . 0 % of this portfolio, and (ii) securities issued by the Chilean Government totalling Ch $ 1 , 291 , 715 million or 35 . 6 % of the FVOCI book . The rest of this book was composed of minor positions in local corporate bonds and foreign - foreign - currency fixed - income securities . ⭬ Fixed - income instruments measured at Fair Value through Profit and Loss (“FVPL”) totalling Ch $ 2 , 894 , 826 million or 39 . 2 % of the total Securities Portfolio . As noted in previous reports, approximately two thirds of the FVTPL portfolio are invested in Central Bank’s short - term notes (“PDBC”), which are primarily used by our Treasury for liquidity management purposes . To a lesser degree, as of the same date this portfolio was composed of combined positions in bonds issued by both the Chilean Central Bank and the Chilean Government amounting to Ch $ 802 , 808 million . ⭬ Financial instruments measured at Amortized Cost (AC, hereafter) that accounted for Ch $ 450 , 044 million or 6 . 1 % of our total Securities Portfolio . ⭬ Other instruments by Ch $ 403 , 723 million, which was mainly related to mutual funds invested in Central Bank’s bonds (~ 99 . 1 % of this amount) for liquidity management purposes . The remaining amount was invested in equity positions held by our Securities Brokerage subsidiary . On an annual basis, the Ch $ 1 , 416 , 694 million increase experienced by our Securities Portfolio was mainly explained by : ⭬ An annual increase of Ch $ 1 , 680 , 225 million or 86 . 3 % in FVOCI instruments, mainly fostered by : (i) an annual rise of Ch $ 1 , 014 , 864 million or 87 . 3 % in fixed - income securities issued by local banks, primarily associated with CD used for liquidity management, and (ii) an annual surge of Ch $ 658 , 271 million or 103 . 9 % in bonds issued by the Chilean Government . As mentioned in previous reports, the annual increase recorded in this portfolio had to do with : (i) the exchange of bonds formerly booked as AC fixed - income securities, and (ii) positions taken by our Treasury based on our view of interest rates and for liquidity purposes amid a context of still subdued loan growth . ⭬ FVPL securities that increased Ch $ 144 , 305 million or 5 . 2 % in March 2026 as compared to March 2025 . This rise was mainly driven by Ch $ 505 , 363 million in further positions take in bonds issued by both the Chilean Government and the Chilean Central Bank, part of which was financed with proceed coming from the maturity of PDBC by Ch $ 399 , 645 million . These factors were to some degree offset by an annual decrease of Ch $ 479 , 222 million or 51 . 6 % in fixed - income securities at AC in March 2026 when compared to March 2025 . This variation was mainly driven by the exchange of bonds issued by the Chilean Government that were booked in this portfolio and were close to maturity (2026) for newly issued bonds maturing in 2027 for an amount of ~Ch $ 472 , 000 million in the 2 Q 25 . As mentioned, the new bonds were booked as part of the FVOCI portfolio . Going forward, the evolution of our Securities Portfolio will depend on the dynamism shown by the loan book . In this regard, as pointed out last quarter, we expect to converge to more normalized levels for the Securities portfolio to the extent the lending business gains momentum . Otherwise, we will seek to profit from market opportunities through the fixed - income portfolio . As for interest rates, the 1 Q 26 was marked by mixed factors influencing both CLP and CLF interest rates . Although in the first part of the quarter we witnessed a stable behavior in medium - and long - term interest rates, except for five - year CLP interest rates, the recently escalated conflict between the United States, Israel and Iran resulted in increased volatility in both equity and fixed - income as oil prices spiked in March 2026 .

Management Discussion & Analysis Evolution of Interest Rates (Nominal and Real Rates in %) 0% 2% 4% 6% 8% 10% 12% 0% 2% 4% 6% 8% 10% 12% Mar - 23 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Sep - 25 Dec - 25 Mar - 26 BCP 5y BCU 10y BCP 10y MPR BCU 5y FED Fund Source: Risk America and the Chilean Central Bank. This resulted in an increase in local interest rates, as evidenced by interest rates for five - and ten - year CLP bonds that passed from 5 . 2 % and 5 . 4% , respectively, on December 31 , 2025 to 5 . 4 % and 5 . 7% , respectively on March 31 , 2026 . These changes were principally driven by the potential impact of higher oil prices – that were directly transferred to consumers – on expected inflation, which also pushed down interest rates denominated in CLF in the local market . In fact, real interest rates represented by five - and ten - year bonds denominated in CLF decreased from levels of 2 . 3 % each on December 31 , 2025 to 1 . 8 % and 2 . 1% , respectively on March 31 , 2026 . For short - term interest rates, in the 1 Q 26 the monetary policy interest rate (“MPR”) remained flat at 4 . 5% , so all the impact of the expected surge in inflation was absorbed by short - term interest rates denominated in CLF . Regarding the track expected for the reference rate, in the Monetary Policy Meeting of March 2026 , the Central Bank highlighted that inflation expectations were revised upwards to ~ 4 . 0 % for 2026 (from 3 . 2 % forecasted in December 2025 ), due to the first - and second - round effects of oil prices . Accordingly, the Central Bank’s Board stated that the evolution of the monetary policy rate will be periodically analyzed on the grounds of revised pieces of information to ensure the convergence of inflation to the 3 % target over a two - year horizon . Regarding foreign interest rates, the FED also kept the FED Fund Rate (FFR) flat in the 1 Q 26 at the level of 3 . 75% . In the same fashion as perhaps all central banks worldwide, the FED stated that inflation in the U . S . remains elevated, while the emergence of potential risk would make the FED to adjust the monetary policy stance to ensure that employment, economic activity and inflation target will be met . For 2026 , we now expect the MPR will evolve in light of the effect of the United States – Iran conflict on oil prices and potential disruptions on global supply chains, which could lead to increased inflation in the local front . Accordingly, our former forecast of a gradual convergence to a neutral MPR of ~ 4 . 25 % by December 2026 will depend on the evolution of inflation . Accordingly, the maintenance of the MPR at ~ 4 . 5 % all through the year – or even potential hikes – may not be ruled out at this point . Similarly, long - term interest rates could end 2026 above our former estimates for five - and ten - year Central Bank bonds denominated in CLP ( 5 . 0 % to 5 . 5% ), while CLF interest rates could also decline from the current levels of 1 . 8 % to 2 . 1 % if inflationary pressures remain . Other Assets The Other Assets (including Cash and Deposits in Banks, Derivatives, Loans to Banks, Transactions in Course of Collection & REPO and Others line - items) totalled Ch $ 8 , 665 , 072 million on March 31 , 2026 , which indicates a decline of Ch $ 646 , 973 million or 6 . 9 % when compared to March 31 , 2025 . Likewise, the Other Assets increased Ch $ 453 , 037 million or 5 . 5 % from the Ch $ 8 , 212 , 035 million recorded in December 2025 , Other Assets (In Millions of Ch$) 456,020 515,062 563,873 8,665,072 9,312,045 8,212,035 2,031,343 2,248,372 2,241,931 701,953 565,752 1,699,865 627,342 1,188,030 399,123 1,899,181 2,091,657 2,009,371 2,590,986 2,331,207 2,028,084 Mar - 25 Dec - 25 Mar - 26 Other assets Deferred & Current Taxes Transactions in the course of collection & REPO Loans to Banks Derivatives Cash and Deposits in banks | 42 The annual decrease in Other Assets was mainly driven by : (i) an annual decline of Ch $ 511 , 835 million or 30 . 1 % in Loans to Banks that, in turn, was explained both by a decrease in loans to foreign banks and by lower overnight deposits in the Chilean

Management Discussion & Analysis Central Bank, and (ii) a yearly shrink of Ch $ 303 , 123 million or 13 . 0 % in Cash and Deposits in Banks, which was principally explained by lower deposits in current accounts in foreign banks and the Chilean Central Bank . These factors were to some degree offset by an increase of Ch $ 171 , 322 million or 37 . 6 % in Transactions in Course of Collections and REPO . Current Accounts & Other Demand Deposits As of March 31 , 2026 , we had total balances of Current Accounts & Other Demand Deposits (“DDA”) that amounted to Ch $ 15 , 040 , 920 million . This amount denotes an annual rise of Ch $ 480 , 544 million or 3 . 3 % when compared to March 2025 and an increase of Ch $ 542 , 724 million or 3 . 7 % in relation to December 2025 . Current Accounts & Other Demand Deposits by Segment (In Millions of Ch$) 15,040,920 14,498,196 14,560,376 6,529,903 6,215,318 6,575,844 8,511,017 8,282,878 7,984,532 Dec - 25 Mar - 25 Retail Banking Mar - 26 Wholesale Banking Certainly, the combination of lower local short - term interest rates and the convergence of inflation to the Central Bank’s target range have fostered the steady evolution of DDA over the last quarters . Furthermore, all the effort we have devoted to improving value offerings and to strengthening the FAN ecosystem has enabled us to keep on leading the industry in personal banking checking accounts that seem to reflect stronger preference for liquidity . Also, our permanent focus on local - currency DDA, which represents a more stable type of funding than foreign currency DDA has also played a role in the evolution of our total balances of DDA . | 43 From the perspective of business segments, the annual change in DDA balances was steered by an increase of Ch $ 526 , 485 million or 6 . 6 % in DDA balances managed by our Retail Banking segment that reached Ch $ 8 , 511 , 017 million on March 31 , 2026 , As mentioned in prior reports, DDA managed by our Retail Banking segment are primarily denominated in CLP and, therefore, this segment has benefited from the enhancement of value offerings provided to traditional customers, together with the strengthening of the FAN account, which has enabled us to attract and retain new customers . On the other hand, DDA managed by our Wholesale Banking segment recorded an annual decline of Ch $ 45 , 941 million or 0 . 7 % by amounting to Ch $ 6 , 529 , 903 million on March 31 , 2026 . In this case, the change has been produced by opposing factors including the development of savings services and products offered to this segment since 2025 and the effect of the 2 . 9 % appreciation of the Chilean Peso against the U . S . dollar over the last 12 - months on foreign currency DDA . Based on the annual change recorded by DDA and the tempered dynamism of our loan book in the 1 Q 26 , the reciprocity ratio of DDA to Total Loans reached 37 . 4 % on March 31 , 2026 , which compares to the ratio of 37 . 0 % reached both in March 2025 and December 2025 . As we have said in previous reports, we continue to benefit from higher - than - normal reciprocity ratios from the net interest margin perspective, as compared to reciprocity ratios that ranged from 34 % to 35 % prior to 2020 . From the point of view of market positioning, as of February 28 , 2026 (latest information released by the CMF), we continued to lead the peer group of private banks in local currency DDA with a market share of 19 . 9% , although this figure represents a decline of 29 bp . compared to March 2025 . As of the same date, we ranked first in personal banking current accounts, predominantly denominated in local currency, by attaining a market stake of 23 . 5% , which denotes a decline of 6 bp . when compared to February 2025 . Regardless of the 12 - month change in market share, local - currency DDA continues to be a strategic focus for us to keep a competitive cost of funds . In this line, the ongoing improvements we have introduced to value offerings for our traditional current account holders and for FAN Account users seek to keep our market - leading position in the long run . Going forward, in our baseline scenario we continue to expect DDA balances to increase slightly below our loan book, in the range of 4 . 0 % to 5 . 0 % in December 2026 when compared to December 2025 , based on a reciprocity ratio of DDA to Total Loans in the range of 36 . 0% – 37 . 0 % over the year . In terms of market share, we pursue to gain market positioning in local - currency and personal banking DDA balances over the year . However, we are aware that if developments in the Middle East escalate further or last longer than expected, we could see sharp changes in local market factors including inflation, short - term interest rates, GDP growth and the CLP/USD exchange rate . Thus, we will monitor closely the evolution of this conflict and the impact on market factors to adapt our strategy and reassess our forecast for expected growth in DDA balances, if necessary .

Management Discussion & Analysis Time Deposits & Saving Accounts As of March 31 , 2026 our total balances of Time Deposits and Saving Accounts (“TD”) totalled Ch $ 15 , 093 , 629 million, amount that is Ch $ 413 , 815 million or 2 . 7 % below the level recorded on March 31 , 2025 and Ch $ 1 , 121 , 661 million or 8 . 0 % above the amount recorded in December 2025 . Time Deposits & Saving Accounts by Segment (In Millions of Ch$) 15,093,629 15,507,444 13,971,968 5,567,542 5,688,396 4,553,641 9,819,048 9,526,087 9,418,327 Mar - 25 Retail Banking Dec - 25 Mar - 26 Wholesale Banking & Treasury As we highlighted in our past reports, the evolution of our TD balances all through 2025 was marked by mixed drivers . First of all, the normalization of market factors, such as local short - term interest rates and inflation, resulted in a steady downward trend in TD held by core commercial banking customers (customers served by banking units that belong to both the Retail Banking and the Wholesale Banking segments), as interest rates paid on TD tracked the decline in the monetary policy interest rate, while inflation managed to converge to the Central Bank’s target range just by the end of 2025 . On the other hand, TD held by financial or institutional counterparties that directly negotiate with our Treasury tended to increase in 2025 , particularly in the first half of the year, as part of our ALM strategies . | 44 In the 1 Q 26 , instead, we are seeing similar trends across the segments . First of all, TD balances handled by our Retail Banking segment, amounting to Ch $ 9 , 526 , 087 million on March 31 , 2026 , which indicates an annual decrease of Ch $ 292 , 960 million or 3 . 0% . These trends are aligned with the trajectory seen all through 2025 due to the normalization of liquidity – particularly among personal banking customers – and the decrease in CLP short - term interest rates that resulted in increased preference for liquidity through DDA . Furthermore, TD balances held by financial counterparties managed by our Treasury (part of our Wholesale Banking & Treasury) reached Ch $ 2 , 502 , 768 million in March 2026 , which denotes an annual contraction of Ch $ 116 , 028 million or 4 . 4% , being primarily been driven by actions taken by our Treasury to manage interest rate and inflation - indexation gaps in the banking book to deal with the surprising path of monthly inflation in the 1 Q 26 while fitting to unexpected potential changes in monetary policy . Certainly, the escalation of conflicts in the Middle East could make us to further adjust our Treasury’s strategy in terms of funding sources, while impacting the preference for liquidity of core commercial banking customers depending on the actual level of both inflation and short - term interest rates . Last but not least, TD balances taken by core Wholesale Banking customers (served by our Corporate and Large Companies banking units, but excluding institutional counterparties) amounted to Ch $ 3 , 064 , 773 million in March 2026 , representing a slight decline of Ch $ 4 , 827 million or 0 . 2 % when compared to March 2025 . In this case, the evolution of TD balances is aligned with the same drivers affecting Retail Banking . For the rest of 2026 , the evolution of TD balances will depend on our funding needs and the evolution of key market factors, such as short - term interest rates and inflation, in particular . In our baseline scenario, however, we continue to see a nominal annual flat trend by December 2026 . This behaviour would rely on : (i) slightly increasing demand for TD from core retail and wholesale customers under the assumption of lower interest rates and inflation in 2026 when compared to 2025 , and (ii) a decline in TD balances held by financial counterparties as we aim to continue returning to mid - term funding structure mix through further placements of senior bonds in Chile or abroad . Nonetheless, we are aware the potential impact of the Middle East conflict on the Chilean economy is yet unclear in terms of both its scale and its duration . In this regard, drastic changes in inflation and the monetary policy stance of the Central Bank could certainly change the evolution of our TD over the coming quarters .

Management Discussion & Analysis Debt Financial Instruments Issued & Regulatory Capital Financial Instruments As of March 31 , 2026 , we had Debt Financial Instruments Issued and Regulatory Capital Financial Instruments that jointly amounted to Ch $ 12 , 042 , 975 million . This amount represents and annual increase of Ch $ 965 , 736 million or 8 . 7 % when compared to March 2025 and a rise of Ch $ 155 , 031 million or 1 . 3 % in contrast to the amount recorded in December 2025 . On March 31 , 2026 , our Debt Financial Instruments Issued and Regulatory Capital Financial Instruments, included : (i) senior unsecured bonds amounting to Ch $ 10 , 946 , 956 million, composed of senior bonds issued overseas and denominated in foreign currency that represented 22 % of the total amount and bonds placed in the local market, mostly denominated in CLF, that concentrated 78 % of the total balances, (ii) subordinated bonds completely denominated in CLF issued in the local market for an amount of Ch $ 1 , 095 , 580 million, and (iii) mortgage finance bonds denominated in CLF that amounted Ch $ 439 million as of the same date . As highlighted in previous reports, the mortgage finance bonds are no longer issued, and the current balance represents the run - off of instruments placed many years ago . Evolution of Debt Financial Instruments Issued & Regulatory Capital Instruments (1) (In Millions of Ch$) 12,042,975 11,887,944 11,077,239 439 522 1,095,580 10,946,956 1,087,093 10,800,329 717 1,087,573 9,988,949 Mar - 26 Mar - 25 Dec - 25 Senior Bonds Mortgage Finance Bonds Subordinated Bonds (1) Includes senior unsecured debt instruments, mortgage finance bonds and also subordinated bonds that are part of regulatory capital instruments. | 45 The annual change in Debt Financial Instruments Issued and Regulatory Capital Financial Instruments was mainly driven by the funding strategy deployed by our Treasury in the 3 Q 25 , which enabled us to raise long - term financing primarily in the local capital market . As a result, as of March 31 , 2026 , our balances of senior bonds increased Ch $ 957 , 729 million or 9 . 6 % when compared to from Ch $ 9 , 989 , 666 million recorded in March 2026 while expanding 1 . 4 % when compared to December 2025 . Given the recent evolution of market factors, over the 1 Q 26 we have prioritized funding flexibility, which has led us to be more focused on short - term funding sources while replacing scheduled maturities of formerly issued bonds . Thus, over the 12 - month period ended March 31 , 2026 we had carried out : (i) Several placements of senior bonds denominated in CLF in the local market for a total amount of Ch $ 1 , 695 , 148 million, with residual maturity of ~ 10 . 1 years and bearing an average interest rate of ~ 3 . 0% . Of this amount, Ch $ 196 , 586 million of bonds denominated in CLF were placed in the 1 Q 26 in the local market, at an average rate of ~ 2 . 7 % and an average tenor of ~ 9 . 0 years . (ii) Five placements of senior bonds abroad (Switzerland, Japan, Mexico, Australia and Hong Kong) for an amount of Ch $ 350 , 331 million and an average tenor of ~ 6 . 4 years, which were swapped to CLF through derivatives hedge accounting . In the 1 Q 26 we did not place bonds abroad . Through the issuance of senior unsecured bonds in Chile and abroad we pursue to manage financial gaps generated by mortgage loans in the banking book, particularly in terms of inflation - indexation and interest rate risk . As for Regulatory Capital Financial Instruments, as of March 31 , 2026 we had subordinated bonds amounting to Ch $ 1 , 095 , 580 million, which denotes an annual rise of Ch $ 8 , 007 million or 0 . 7 % when compared to March 31 , 2025 . Over the las twelve months, we have not issued any new tranches of subordinated bonds, so the annual change is principally explained by the effect of inflation on CLF - denominated notional amounts . Also, as disclosed in previous reports, as of the same date we did not have any other type of regulatory capital financial instruments . Over the rest of 2026 , depending on market conditions, we expect to continue placing long - term senior bonds at least to replace scheduled maturities and to manage the financial gaps in the banking book . Thus, under the baseline scenario we aim to increase our senior bond balances by ~ 10 % on a nominal annual basis by December 2026 . However, this strategy could change depending on effect of the Middle East war on local prices and monetary policy actions taken by the Central Bank, which may lead us to temporarily modify the baseline strategy to benefit from unexpected increases in inflation by widening our inflation - indexation exposure or interest rate positions . Regarding subordinated bonds, for 2026 , although we do not foresee new issuances in the normal course of business due to the important capital buffers we have to date, we cannot rule them out if the regulator decides to set further capital requirements on us or the local banking industry .

Management Discussion & Analysis Other Liabilities The Other Liabilities (composed of Borrowings from Financial Institutions, Derivatives, Provisions and Others line - items) reached Ch $ 7 , 753 , 560 million as of March 31 , 2026 . This amount denotes an increase of Ch $ 524 , 075 million or 7 . 2 % when compared to the figure reported in March 2025 and a decrease of Ch $ 189 , 700 million or 2 . 4 % in relation to the amount reported in December 2025 . Other Liabilities (In Millions of Ch$) 7,753,560 7,943,260 7,229,485 4,268,470 4,041,210 3,523,661 2,417,876 2,378,039 2,393,796 1,294,474 1,296,751 1,312,028 Mar - 25 Dec - 25 Mar - 26 Provisions & Others Derivatives Borrowings from Financial Institutions The annual change was mainly the result of a yearly rise amounting to Ch $ 517 , 549 million or 14 . 7 % in Provisions & Other liabilities, which is associated with both higher amounts of Obligations in Course of Payment that increased Ch $ 219 , 814 million in March 2026 compared to March 2025 , together with an annual rise in other various line - items by ~Ch $ 295 , 000 over the same period . Equity On March 31 , 2026 our total Equity reached Ch $ 5 , 462 , 801 million, which denotes an increase of Ch $ 67 , 441 million or 1 . 2 % when contrasted to March 2025 and a decline of Ch $ 336 , 734 million or 5 . 8 % when compared to December 2025 . As we have highlighted in previous reports, our outstanding capital position is primarily supported by our income - generating capacity, which enables us both to retain the effect of inflation on Capital and Reserves – to keep the real value of our equity constant over time – and to retain part of the net distributable earnings (which equals net income less the effect of inflation on capital accounts), if approved by our shareholders every year . Total Equity (1) (In Millions of Ch$) 5,462,801 114,425 5,799,535 5,395,360 586,308 2,273,127 2,090,790 175,409 2,090,790 3,075,249 3,122,437 3,129,161 Mar - 25 Dec - 25 Mar - 26 Net Income for the Period (Net of Prov. for Div.) Retained Earnings Capital & Reserves (1) Net Income for the Period (Net of Prov. For Div.) includes non - controlling interest for the period. | 46 In line with this, the main underlying factor behind the increase in our total Equity in March 2026 compared to March 2025 is the retention of the effect of inflation . In the ordinary shareholders’ meeting carried out on March 26 , 2026 , our shareholders decided to retain the effect of 12 - month inflation (measured as CPI variation) on capital for an amount of Ch $ 182 , 337 million from the net income generated in the year ended December 31 , 2025 .

Management Discussion & Analysis On the other hand, in light of the significant capital buffers that sustain our solid capital adequacy indicators while outpacing our main competitors on that matter, our shareholders also decided to distribute 100 % of the net distributable income (net income less the effect of inflation on capital) earned in the year ended December 31 , 2025 instead of the 60 % provisioned as of the same date . This translated into an effective dividend payout ratio of 84 . 7% . This factor was to some degree offset by the following effects : ⭬ A decrease of Ch $ 60 , 984 million in the net income (after deducting provisions for dividends) generated in the three - month period ended March 31 , 2026 when compared to the same period of 2025 , as mentioned earlier in this report . ⭬ An annual decrease of Ch $ 53 , 912 million in Other Comprehensive Income accumulated in Equity accounts, primarily due to negative fair value adjustments on derivatives hedge accounting by Ch $ 55 , 471 million as of March 31 , 2026 when compared to the same period of 2025 . This change was caused by both an average downward trend observed in CLF - denominated interest rates during 2025 , and especially in the 1 Q 26 , for longer tenors due to the impact of the Middle East war on inflation expectations, together with higher interest rates in foreign currency, all of which increased the fair value of the liability position embedded in the swap instruments and reduced the fair value of the asset position in foreign - currency that are part of such instruments . | 47

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives in order to maximize value creation and guarantee its liquidity and capital adequacy . Global risk management takes into consideration the business segments served by the bank and its subsidiaries, which is approached from an integrated and differentiated perspective . The Bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Credit Risk Division, the Operational Risk and Global Control Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The Credit Risk Division is responsible for credit risk during the loan origination, monitoring and recovery stages for both the Retail and Wholesale segments and, through the Market Risk Area, is also responsible for measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the Bank’s assets and liabilities . | 48

Risk & Capital Management Internal Control Model The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing. To guarantee audit independence, the Bank has a hierarchical structure and validation mechanisms in order to address audit issues. | 49

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a credit transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The Bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledge their peculiarities :  Perform a rigorous evaluation during the loan origination process  Implement a continuous, robust portfolio monitoring process  Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process.  Implement a timely, flexible, efficient collections structure  Efficiently manage teams, tools and information availability Our Credit Risk division use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows :  Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer .  Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and, if it belongs to a group of companies, then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction, such as the financing structure, terms, products and any guarantees . | 50

Risk & Capital Management Price Risk Price risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. The Bank separates this risk based on three types of market factors : spot prices, interest rates and option volatility . The Bank has a Market Risk Management policy, which is annually approved by the Board of Directors, where the types of internal limits and alerts are established, in addition to the regulatory ones, for the measurement of financial exposures and/or price risks . Measurement and control of the price risk, for management purposes, is carried out through several internal metrics and reports that differ from each other, depending on whether they are used for exposures in the Trading and Currency Book or for those belonging to the Banking Book . Regarding the internal tools designed for the Trading and Currency Book, the price risk management is deployed through the calculation and reporting of financial exposures through their sensitivities or greeks and the risk of the entire portfolio by means of the VaR model . Additionally, the Bank has established internal metrics for the management of the price risk of the Banking Book, defining limits and alerts for interest rate exposures . The Bank measures interest rate exposures through the Interest Rate Exposure (IRE) metric, and interest rate risk of the Banking Book using the EaR 12 M (Earnings at Risk 12 months) methodology . In addition, internal policies establish the periodic carrying out of stress exercises on the positions of the Trading and Currency Book, and the Banking Book, which are used to contrast them against the maximum price risk tolerance defined by the Board of Directors . Limit usage and alert status are regularly reported to the respective business units . Likewise, the Bank's Senior Management is immediately notified in the case of excess limits or activation of alerts, including the monitoring of corrective action plans, if necessary . This information is reported monthly to the Finance, International and Financial Risk Committee and on a quarterly basis to the Board of Directors . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified if the limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . | 51

Risk & Capital Management Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows :  Process Assessment  Supplier Management  Fraud Management  Management of Operational Events and Operational Losses  Operational Risk Assessment for Projects  Control Testing  Risk Appetite Profile and Framework  Self - Assessment Matrix  Relations with External Entities and Corporate Training Plan Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas :  Document Management  Business Continuity Testing  Crisis Management  Critical Supplier Management  Management of Alternative Sites  Relationship with Subsidiaries and External Organizations  Continuous Improvement  Training  Information Security Officer (ISO) | 52

Risk & Capital Management Technological Risk, Cybersecurity and Data Protection Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile . Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy . The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture . This plan complies with the appropriate regulations, which include the Constitutional Law No . 21 , 096 on Personal Data Protection, the Protection of Privacy Law No . 19 , 628 (which will be replaced by Law No . 21 , 719 as of December 2026 ), the Cybersecurity Framework Law No . 21 , 663 , and the provisions published in the Updated Compilation of Rules (RAN) issued by the CMF . This plan has been approved by senior management, who regularly receive associated progress reports . Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, outsourced personnel, as well as suppliers and contractors of services who access its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and the bank’s internal procedures . Conduct Risk and Anti - Money Laundering Banco de Chile knows that sound ethical management is essential for its industry leading position . Therefore, the bank has diverse protocols, systems and models to ensure ethical behavior of all its employees . The Code of Conduct is the key guideline and essential component of the bank's corporate ethics . It contains the general principles and instructions that guide the ethical - professional conduct of the employees, directors and board advisors . The purpose of the code is to safeguard the fundamental values to properly conduct the bank's business, in accordance with the bank's corporate philosophy . The Ethics Committee is responsible for overseeing its implementation within the bank . Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile . Awareness - raising measures and controls have been intensified during recent years, in order to prevent this kind of behavior . The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery . The Compliance Division, by means of its Regulatory Compliance Area and the Ethics Committee, are responsible for ensuring compliance with the conduct described in these policies . Model Risk and Internal Control Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions . Model validation is responsible for performing an independent review of risk models, including risk - weighted assets and stress testing, during their construction and implementation stages . It validates compliance with board - approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation . The results of these reviews are submitted to the respective committees . Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status . The Model Risk Management Committee was created in July 2023 and is composed of members of the Bank’ senior management . | 53

Risk & Capital Management Capital Management The Bank supervises and manages its capital adequacy based on the principles and objectives set forth in its Corporate Capital Management Policy and current risk appetite framework, ensuring that its capital base provides adequate coverage for the material risks of the business and complies with the requirements established by the CMF on this matter . Through its Policy, the Bank seeks to ensure the adequacy and quality of the Bank's capital, establish sufficient capital levels through the definition of internal capital targets, ensure that capital metrics meet the internal capital targets defined by the Bank in the short and medium term, establish periodic and timely reports to meet the objectives set on this matter and ensure the existence of a governance structure with clear roles and responsibilities within the organization . In terms of capital management, Banco de Chile is governed by, among others, the following principles : (i) ensuring the solvency of the Bank, without losing focus on the profitability of the capital invested by shareholders, (ii) considering capital as a scarce resource, so business and investment decisions should be oriented towards value creation by optimizing the capital invested, (iii) the Board of Directors is ultimately responsible for strategies and decisions that affect capital management, (iv) having a comprehensive capital management model that allows monitoring and control, (v) implementing an annual capital planning process, consistent and aligned with the definition of the risk appetite and strategic goals, and (vi) ensuring the accuracy, reasonability, quality and integrity of information related to capital management . Regarding Governance Structure, Banco de Chile has an adequate segregation of duties that allows activities related to business, control and monitoring, risk measurement and assessment, and capital adequacy, to be executed and reported with sufficient independence and in alignment with best risk and capital management practices . The key participants in the Bank's corporate governance structure for capital management are :  Board of Directors : Is the Bank's highest decision - making body, responsible for the supervision of capital management, including regulatory and internal compliance, through the approval of the Policy, the definition of general guidelines for capital management based on the risk profile assumed by the Bank, as well as the approval of internal targets and capital planning, the Risk Internal Assessment Measurement (RIA), the Risk Appetite Framework (RAF) and associated contingency plans, among other elements .  Capital Management Committee : Among other matters, the main function of Committee is to oversee and supervise capital management while being responsible for reviewing and proposing changes to the Policy, at least once a year ; reviewing and approving governance documentation associated with capital management ; ensuring that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios . | 54

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as shown by both the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), both remaining well above the prevailing regulatory limits of 100 % for each metric, as defined by banking liquidity regulation . Liquidity Ratios: LCR and NSFR (In percentage as of each date, based on CMF C49 report) 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Sep - 25 Dec - 25 Mar - 26 LCR NSFR To achieve this position, we maintained high - quality liquid assets (HQLA) that averaged Ch $ 6 , 557 billion during the 1 Q 26 , which explains the positive gap shown by the LCR in relation to both the regulatory and internal thresholds . It is worth noting that the increase in the LCR during February 2026 was driven by a rise in Demand Deposits held by retail counterparties . On the other hand, the decrease of the LCR in March 2026 was primarily the consequence of the dividend distribution, as approved in the ordinary shareholders’’ meeting that took place on March 26 , 2026 . In terms of composition, our HQLAs continued to be primarily composed of fixed - income securities issued by both the Chilean Central Bank and the Chilean Government . In the case of the NSFR, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding has remained stable over time . From the funding concentration perspective, the composition of our deposit base remained relatively stable in 2026 in terms of types of instruments . In this regard, Time Deposits balances – as a percentage of total liabilities (i . e . excluding equity accounts) – showed a moderate decrease from 32 . 1 % in March 2025 to 30 . 2 % in March 2026 . Demand Deposits, instead, have remained flat on an annual basis by representing 30 . 1 % in March 2026 . Furthermore, given our current and persistent position in liquid assets, the funding from institutional counterparties remains below the funding from non - financial counterparties . In fact, our liabilities structure continues to be well balanced, as reflected by a 43 % share of retail counterparties, a 41 % share of financial counterparties and the remaining 16 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) 41% 43% 16% Financial Counterparties Retail Counterparties Wholesale Non - Financial Counterparties It is important to note that 58 . 8 % of our liabilities with financial counterparties are concentrated in long - term bonds, representing a 24 . 1 % of our total liabilities (excluding equity accounts) as of March 31 , 2026 while being a stable source of funding regardless of the counterparty . | 55

Risk & Capital Management Price Risk We continue to prudently manage our trading portfolio by focusing on providing our financial and corporate counterparties with competitive prices under the market - making activity and keeping price risk at bounded levels in the trading book . In Millions of Ch$ Mar - 25 Mar - 26 Ch$ % Average Maximum Minimum 1,057 1,349 792 1,172 1,860 761 115 511 - 31 10.9% 37.9% - 3.9% Value - at - Risk Trading Book (1 - day impact) (99% confidence level / Individual Basis) Year - to - Date Change The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 172 million in the three - month period ended March 31 , 2026 , which represents a 10 . 9 % increase when compared to the average VaR of Ch $ 1 , 057 million recorded in the same period of 2025 . This was primarily explained by increased positions in fixed - income instruments and derivatives in CLP and CLF this year compared to 2025 . % Ch$ Mar - 26 Mar - 25 In Millions of Ch$ - 33.7% - 76,457 150,242 226,699 Average - 33.2% - 75,761 152,746 228,507 Maximum - 34.6% - 77,501 146,344 223,845 Minimum Earnings - at - Risk Banking Book (12 - month impact) (99% confidence level / 3 - month defeasance period / Individual Basis) Year - to - Date Change Meanwhile, the interest rate risk in the Banking Book, measured by the 12 - month Earnings - at - Risk (EaR) metric, displayed a decrease from Ch $ 226 , 699 million on average for the three - month period ended March 31 , 2025 to Ch $ 150 , 242 million on average in the same period this year . This evolution denotes a 33 . 7 % decline, which was mostly explained by a decrease in the shocks due to model methodology . Our net asset exposure to the CLF in the Banking Book reached Ch $ 8 , 853 billion in March 2026 , which denotes a slight increase from the level recorded in the 4 Q 25 . Our current market view is that inflation in the local economy will be above the mid - term target set by the Central Bank during 2026 , due to the global situation related to the geopolitical conflict in Middle East, which is expected to impact on inflation convergence in the local market . It is worth mentioning that the CLF position is composed of both our structural gap that hedges our shareholders’ equity from the effect of inflation in the long - term and temporary directional positions taken by our Treasury to benefit from changes in short - term market expectations . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 8,051 8,302 8,511 8,982 9,694 8,955 8,339 8,841 8,853 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Sep - 25 Dec - 25 Mar - 26 Based on the revenues obtained from inflation variation over the last quarters, we believe our strategy has more than offset the risk involved . Nevertheless, as mentioned in previous reports, we are continually assessing the expected track for inflation in order to change our exposure, if necessary . | 56

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems, while also considering external issues . To achieve this goal, we operate through a Comprehensive Risk Management Framework, as well as a governance structure that addresses the complexity of our business model . As of March 31 , 2026 , we incurred net operational losses by Ch $ 5 , 240 million, which was primarily composed of : (i) losses associated with external fraud representing 74 . 1% , (ii) losses related to Execution, Delivery and Process Management amounting to 19 . 3% , (iii) losses categorized as Employment Practices and Workplace Safety representing 3 . 8% , and (iv) other effects that jointly accounted for 2 . 8 % comprised of losses related to Business Interruption and System Failure, losses from Damage to Physical Assets, as well as Clients, Products & Business Practices, and finally Internal Fraud . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) 84 0 266 110 271 - 18 35 52 280 201 10 382 1,0 3,823 3,885 Customers, Products and Business Practices Work Practices and Safety in the Business Position Execution, Delivery and Process Management Damage to physical assets Business Interruption and System Failure Internal Fraud External Fraud - 2,000 0 2,000 4,000 6,000 As of March 31, 2025 As of March 31, 2026 The amount of net operational losses (net of recoveries) recorded as of March 31 , 2026 denotes an annual increase of Ch $ 99 million or 1 . 9 % when compared to the Ch $ 5 , 141 million registered as of March 31 , 2025 . This change was conducted by specific drivers, as follows : ⭬ An annual increase of Ch $ 628 million or 164 . 4 % in net losses related to Execution, delivery and process management, primarily driven by higher provisions associated with failures in leasing operations and mortgage loans - related insurance, as well as losses from mass payment processes, compared to the previous year . To mitigate these risks, we have implemented diverse measures to strengthen the control environment including the centralization of activities and the updating of roles and responsibilities . ⭬ An annual increase of Ch $ 61 million or 1 . 6 % in net losses related to External Fraud, explained by an increase in losses associated with electronic fraud in credit and debit card transactions . This effect was offset by lower losses associated with fraud by checks, due to a decrease in the occurrence of this type of events in 2026 . ⭬ Lower net losses associated with the Damage to Physical Assets category by Ch $ 289 million or 106 . 7 % on an annual basis, due to a decrease in expenses related to fixed - asset repairs as a result of operational events, particularly in ATMs and branches . ⭬ An annual decline of Ch $ 156 million or 58 . 6 % in net operational losses associated with Business Disruption and System Failures, primarily driven by initiatives aimed at strengthening the control system through improvements in system configurations . | 57

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio reached 17 . 0 % as of March 31 , 2026 , which denotes a decrease of 37 bp . compared to March 2025 . Similarly, the CET 1 ratio and the Tier 1 ratio that amounted to 13 . 3 % in March 2026 , also declined 32 bp . compared to a year earlier . 9.5% 13.6% 13.6% 17.4% 9.2% 13.3% 13.3% 17.0% (28) bp Capital Adequacy Ratios (As percentage as of each date) (32) bp (32) bp (37) bp Common Common Tier 1 Total Equity Tier 1Equity Tier 1 Capital Capital Total Assets RWA Mar - 25 RWA RWA Mar - 26 The annual decrease in our capital adequacy ratios had primarily to do with a moderate expansion of risk - weighted assets (“RWA” hereafter) that was in part offset by a slight increase in capital accounts . In detail, based on the recent trajectory of our balance sheet, our total RWA reached Ch $ 39 , 932 , 200 million in March 2026 , which represents a rise Ch $ 1 , 268 , 467 million or 3 . 3 % compared to March 2025 . Over the same period, the most important drivers explaining this increase were : (i) a surge of Ch $ 1 , 171 , 233 million or 3 . 6 % in Credit - RWA, which was mainly underpinned by the recent growth posted by our loan book in the 1 Q 26 , as a result of the business dynamics explained earlier in this report, and (ii) Market - RWA that expanded Ch $ 259 , 522 million or 18 . 4 % on an annual basis, principally due to increased trading positions taken by our Treasury in fixed - income securities and derivatives denominated in both CLP and CLF as part of investment strategies that aim to profit from short - term market movements . To a lesser degree, the decline in net financial income and inflation - indexation income explained previously in this report supported a decrease of Ch $ 162 , 287 million or 3 . 7 % in Operational - RWA based on the standardized model prevailing in Chile for this matter . From the capital structure perspective, both our CET 1 Capital and Tier 1 Capital reached Ch $ 5 , 319 , 384 million in March 2026 , which denotes Ch $ 43 , 735 million or 0 . 7 % increases when compared to March 2025 . This change was mainly attributable to earnings retention from the net income earned in FY 2025 in the form of the inflation effect on equity accounts, which was to some degree offset by lower net income (net of provisions for minimum dividends) earned in the 1 Q 26 when compared to the 1 Q 25 . Likewise, our Total Regulatory Capital amounted to Ch $ 6 , 801 , 446 million in March 2026 , which denotes an annual increase of Ch $ 72 , 914 million or 1 . 0 % compared to March 2025 , following the previously mentioned increase in CET 1 Capital and a rise of Ch $ 29 , 178 million or 2 . 0 % in Tier 2 Capital, primarily because of the effect of inflation on subordinated bonds . Based on the above, as of March 31 , 2026 we fully complied with all mandatory limits (including buffers and additional capital requirements, if any) of 3 . 0 % for the leverage ratio, 8 . 75 % for the CET 1 ratio, 10 . 25 % for the Tier 1 ratio and 12 . 25 % for the Total Capital ratio, evidencing once again our strong capital position . It is worth noting that starting December 1 , 2025 the Basel III core requirements became fully - loaded for the Chilean banking system . Also, as of March 31 , 2026 , along with the minimum legal requirements we were subject to : (i) a counter - cyclical buffer of 0 . 5 % over RWA, (ii) a conservation buffer of 2 . 5 % over RWA, and (iii) a systemic capital charge of 1 . 25 % over RWA, assigned to us and reaffirmed by the CMF on March 27 , 2026 . It is important to note that on January 16 , 2026 the CMF removed the Pillar 2 capital requirements previously set on us . Finally, on Basel III matters, it is important to note that during the 1 Q 26 the CMF published for public comment two proposals of changes to capital - related regulations, including : (i) a change to the standardized methodology for the measurement of Market - RWA (RAN 21 - 7 ), which – if enacted as proposed – could result (at least) in lower Market - RWA for us by ~ 20% (~ 10 - 15 bp . in | 58

Risk & Capital Management capital adequacy), and (ii) a set of amendments to the corporate governance on capital and risk management, together with the introduction of a formal Recovery Planning process on top of the ICAAP/ILAAP process, which could result in increased compliance requirements for banks . Whereas the comment period for the RAN 21 - 7 ended on April 29 , 2026 and the final regulation is still pending, the comment period for the latter will last until June 10 , 2026 . Credit Risk Ratings Our credit ratings determine the cost and terms upon which we are able to raise funding . Rating agencies evaluate us by considering diverse factors, including the financial strength, the business environment and the economic backdrop . International Credit Ratings MOODY’S Long - Term Short - Term Foreign Currency Outlook A2 P - 1 Stable STANDARD & POOR’S Long - Term Short - Term Foreign Currency Outlook A A - 1 Stable Local Credit Ratings | 59 HUMPHREYS Short - Term Long - Term 1+ Level AAA Stable Deposits Outlook FELLER RATE Short - Term Long - Term 1+ Level AAA Stable Deposits Outlook

Consolidated Statement of Income Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) Year - to - Date Quarter % Change Mar - 26 Mar - 26 Mar - 25 % Change 1Q26 1Q26 4Q25 1Q25 Mar - 26/Mar - 25 MUS$ MCh$ MCh$ 1Q26/1Q25 MUS$ MCh$ MCh$ MCh$ 1.1% 724.9 672,447 664,976 1.1% 724.9 672,447 682,655 664,976 Interest revenue (3.4) % (245.2) (227,416) (235,414) (3.4) % (245.2) (227,416) (235,086) (235,414) Interest expense 3.6% 479.8 445,031 429,562 3.6% 479.8 445,031 447,569 429,562 Net Interest Income (76.4) % 63.3 58,705 249,053 (76.4) % 63.3 58,705 123,064 249,053 Inflation indexation revenue (75.5) % (35.1) (32,586) (132,944) (75.5) % (35.1) (32,586) (70,509) (132,944) Inflation indexation expense (77.5) % 28.2 26,119 116,109 (77.5) % 28.2 26,119 52,555 116,109 Net inflation indexation income 7.4% 223.5 207,347 192,993 7.4% 223.5 207,347 203,774 192,993 Fee and commission income 9.9% (42.8) (39,724) (36,144) 9.9% (42.8) (39,724) (39,288) (36,144) Fee and commission expense 6.9% 180.7 167,623 156,849 6.9% 180.7 167,623 164,486 156,849 Net fee and commission income 0.1% 45.5 42,204 42,146 0.1% 45.5 42,204 (12,730) 42,146 Results from Assets/Liabilities held for Trading Debt Financial Instruments Interest and UF indexation revenue Gain (loss) from valuation Financial derivative contracts Other financial instruments Results from derecognition of Asset/Liabilities at AC and Assets at FVTOCI Results from Exchange, Indexation and Accounting Hedging of Foreign Currency 6.7% 39.6 36,743 34,451 6.7% 39.6 36,743 39,615 34,451 6.2% 32.2 29,891 28,139 6.2% 32.2 29,891 36,572 28,139 8.6% 7.4 6,852 6,312 8.6% 7.4 6,852 3,043 6,312 (84.8) % 0.4 397 2,618 (84.8) % 0.4 397 (57,836) 2,618 (0.3) % 5.5 5,064 5,077 (0.3) % 5.5 5,064 5,491 5,077 690.2% 8.6 8,005 1,013 690.2% 8.6 8,005 1,726 1,013 20.5% 22.7 21,070 17,483 20.5% 22.7 21,070 85,004 17,483 17.5% 76.8 71,279 60,642 17.5% 76.8 71,279 74,000 60,642 Net Financial Result (94.1) % 0.1 102 1,734 (94.1) % 0.1 102 3,976 1,734 Results from investments in other companies 1,355.0% 3.8 3,492 240 1,355.0% 3.8 3,492 (4,126) 240 Result from non - current assets and disposal groups held for sale not admissible as discontinued operations 150.3% 38.0 35,239 14,080 150.3% 38.0 35,239 10,120 14,080 Other operating income (3.9) % 807.3 748,885 779,216 (3.9) % 807.3 748,885 748,580 779,216 Total Operating Revenues (0.4) % (151.3) (140,332) (140,916) (0.4) % (151.3) (140,332) (151,792) (140,916) Personnel Expenses 6.4% (122.9) (113,964) (107,096) 6.4% (122.9) (113,964) (108,536) (107,096) Administrative Expenses 0.9% (25.7) (23,848) (23,647) 0.9% (25.7) (23,848) (24,087) (23,647) Depreciation and Amortization 1,888.9% (0.2) (179) (9) 1,888.9% (0.2) (179) 944 (9) Impairment of non - financial assets 2.5% (10.4) (9,602) (9,370) 2.5% (10.4) (9,602) (9,149) (9,370) Other Operating Expenses 2.5% (310.5) (287,925) (281,038) 2.5% (310.5) (287,925) (292,620) (281,038) Total Operating Expenses (9.7) % (145.5) (134,964) (149,489) (9.7) % (145.5) (134,964) (140,248) (149,489) Provisions for Loans at Amortized Cost (95.6) % 2.0 1,873 42,622 (95.6) % 2.0 1,873 5,880 42,622 Special Provisions for Credit Risk 4.7% 18.9 17,506 16,720 4.7% 18.9 17,506 19,803 16,720 Recovery of written - off loans - 1.5 1,407 (57) - 1.5 1,407 (1,277) (57) Impairment for credit risk of other financial assets at amortized cost and financial assets at FVTOCI 26.6% (123.0) (114,178) (90,204) 26.6% (123.1) (114,178) (115,842) (90,204) Credit Loss Expense (15.0) % 373.8 346,782 407,974 (15.0) % 373.8 346,782 340,118 407,974 Operating Result (1.1) % (84.3) (78,154) (79,030) (1.1) % (84.3) (78,154) (74,581) (79,030) Income tax (18.3) % 289.6 268,628 328,944 (18.3) % 289.6 268,628 265,537 328,944 Net Income for the Period - - - - - - - - - Non - Controlling interest (18.3) % 289.6 268,628 328,944 (18.3) % 289.6 268,628 265,537 328,944 Net Income for the Period attributable to Bank's Shareholders - (6.6) (6,129) 2,303 - (6.6) (6,129) 108 2,303 Fair Value Adj. Securities FTVOCI 482.1% (62.0) (57,530) (9,884) 482.1% (62.0) (57,530) (13,449) (9,884) Fair Value Adj. Hedge Accounting 2,041.9% 17.8 16,471 769 2,042.0% 17.8 16,471 3,417 769 Income Tax & Other effects (31.3) % 238.7 221,440 322,132 (31.3) % 238.7 221,440 255,613 322,132 Comprehensive Income for the Period | 60 These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 927 . 62 per US $ 1 . 00 as of March 31 , 2026 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Consolidated Balance Sheet

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

ASSETS	Mar-25 MCh$	Dec-25 MCh$	Mar-26 MCh$	Mar-26 MUS$	% Change Mar-26/Mar-25
Cash and deposits in banks	2,331,207	2,590,986	2,028,084	2,186.3	(13.0) %
Transactions in the course of collection	356,737	414,419	451,464	486.7	26.6 %
Financial Assets held for Trading at Fair Value through P&L	5,127,407	5,393,428	5,284,464	5,696.8	3.1 %
Derivative financial instruments	2,044,549	1,869,467	1,985,915	2,140.9	(2.9) %
Debt financial instruments	2,750,521	3,121,702	2,894,826	3,120.7	5.2 %
Others	332,337	402,259	403,723	435.2	21.5 %
Financial Assets at Fair Value Through OCI	1,947,733	3,548,971	3,627,958	3,911.0	86.3 %
Debt financial instruments	1,947,733	3,548,971	3,627,958	3,911.0	86.3 %
Derivative Financial Instruments for Hedging Purposes	47,108	29,714	23,456	25.3	(50.2) %
Financial Assets at Amortized Cost	41,226,416	39,315,702	41,166,214	44,378.2	(0.1) %
Rights by Resale Agreements	99,283	100,643	175,878	189.6	77.1 %
Debt Financial Instruments	929,266	460,937	450,044	485.2	(51.6) %
Loans to Banks	1,699,865	399,123	1,188,030	1,280.7	(30.1) %
Commercial loans	20,272,606	19,509,355	20,440,783	22,035.7	0.8 %
Residential mortgage loans	13,499,416	13,916,618	13,925,980	15,012.6	3.2 %
Consumer loans	5,548,313	5,765,997	5,833,946	6,289.2	5.1 %
Allowances for loan losses	(822,333)	(836,971)	(848,447)	(914.6)	3.2 %
Investments in other companies	78,911	87,060	87,651	94.5	11.1 %
Intangible assets	162,412	174,578	176,031	189.8	8.4 %
Property and Equipment	186,610	179,414	178,571	192.5	(4.3) %
Right-of-use assets	92,361	79,245	73,525	79.3	(20.4) %
Current tax assets	148,726	1,846	1,486	1.6	(99.0) %
Deferred tax assets	553,227	563,906	562,387	606.3	1.7 %
Other assets	1,511,049	1,721,634	1,732,594	1,867.8	14.7 %
Total Assets	53,769,904	54,100,903	55,393,885	59,716.2	3.0 %

LIABILITIES & EQUITY	Mar-25 MCh$	Dec-25 MCh$	Mar-26 MCh$	Mar-26 MUS$	% Change Mar-26/Mar-25
Liabilities					
Transactions in the course of payment	534,594	564,172	754,408	813.3	41.1 %
Financial Liabilities for Trading at Fair Value through P&L	2,199,476	2,080,734	2,116,738	2,281.9	(3.8) %
Derivative financial instruments	2,192,952	2,080,222	2,115,623	2,280.7	(3.5) %
Others	6,524	512	1,115	1.2	(82.9) %
Derivative Financial Instruments for Hedging Purposes	200,844	297,817	302,253	325.8	50.5 %
Financial Liabilities at Amortized Cost	41,832,013	41,222,004	42,832,923	46,175.2	2.4 %
Current Accounts and Other Demand Deposits	14,560,376	14,498,196	15,040,920	16,214.5	3.3 %
Time Deposits and Saving Accounts	15,507,444	13,971,968	15,093,629	16,271.3	(2.7) %
Obligations by Repurchase Agreements	141,790	286,915	205,977	222.0	45.3 %
Borrowings from financial institutions	1,312,028	1,296,751	1,294,474	1,395.5	(1.3) %
Mortgage Bonds	717	521	439	0.5	(38.8) %
Senior Bonds	9,988,949	10,800,330	10,946,956	11,801.1	9.6 %
Debt financial instruments issued	9,989,666	10,800,851	10,947,395	11,801.6	9.6 %
Other financial obligations	320,709	367,323	250,528	270.1	(21.9) %
Lease liabilities	87,208	74,343	68,780	74.1	(21.1) %
Regulatory capital financial instruments	1,087,573	1,087,093	1,095,580	1,181.1	0.7 %
Provisions for dividends and contingencies	1,034,049	1,507,785	1,013,748	1,092.8	(2.0) %
Current tax liabilities	1,400	33,809	52,876	57.00	3,676.9 %
Deferred tax liabilities	1,760	1,422	3,059	3.3	73.8 %
Other liabilities	1,395,627	1,432,189	1,690,719	1,822.6	21.1 %
Total liabilities	48,374,544	48,301,368	49,931,084	53,827.1	3.2 %
EQUITY					
Capital	2,420,538	2,420,538	2,420,538	2,609.4	0.0 %
Reserves	711,658	711,658	711,658	767.2	0.0 %
Other comprehensive income	(3,035)	(9,759)	(56,947)	(61.4)	1,776.3 %
Retained earnings from previous periods	2,090,790	2,090,790	2,273,127	2,450.5	8.7 %
Net Income for the period	328,944	1,192,262	268,628	289.6	(18.3) %
Provisions for dividends	(153,537)	(605,955)	(154,205)	(166.2)	0.4 %
Non-Controlling Interest	2	1	2	0	0.0 %
Total equity	5,395,360	5,799,535	5,462,801	5,889.1	1.2 %
Total Liabilities & Equity	53,769,904	54,100,903	55,393,885	59,716.1	3.0 %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$927.62 per US$1.00 as of March 31, 2026. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

61

Selected Statistical Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter			Year-to-Date		
	1Q25	4Q25	1Q26	Mar-25	Dec-25	Mar-26
Earnings per Share (1) (2)						
Net income per Share (Ch$)	3.26	2.63	2.66	3.26	11.80	2.66
Net income per ADS (Ch$)	651.26	525.73	531.85	651.26	2,360.52	531.85
Net income per ADS (US$)	0.68	0.58	0.57	0.68	2.62	0.57
Book value per Share (Ch$)	53.41	57.41	54.08	53.41	57.41	54.08
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)						
Net Interest Margin	4.96%	4.44%	4.10%	4.96%	4.60%	4.10%
Net Financial Margin	5.24%	4.75%	4.44%	5.24%	4.91%	4.44%
Fees & Comm. / Avg. Interest Earnings Assets	1.36%	1.36%	1.37%	1.36%	1.35%	1.37%
Operating Income / Avg. Interest Earnings Assets	6.73%	6.17%	6.13%	6.73%	6.36%	6.13%
Return on Average Total Assets	2.47%	1.97%	1.96%	2.47%	2.21%	1.96%
Return on Average Equity	23.25%	18.50%	18.22%	23.25%	21.20%	18.22%
Return on Average Capital and Reserves	21.41%	20.37%	16.73%	21.41%	21.86%	16.73%
Capital Ratios						
Common Equity Tier 1 (CET1) / Total Assets	9.51%	10.04%	9.23%	9.51%	10.04%	9.23%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	13.64%	14.50%	13.32%	13.64%	14.50%	13.32%
Tier1 Capital / Risk Weighted Assets (RWA)	13.64%	14.50%	13.32%	13.64%	14.50%	13.32%
Total Capital / Risk Weighted Assets (RWA)	17.40%	18.28%	17.03%	17.40%	18.28%	17.03%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.45%	1.68%	1.63%	1.45%	1.68%	1.63%
Allowance for Loan Losses / Total Past Due	144.12%	127.07%	129.23%	144.12%	127.07%	129.23%
Total Allowance for Loan Losses / Total Past Due (5)	254.74%	222.90%	225.38%	254.74%	222.90%	225.38%
Impaired Loans / Total Loans to Customers	3.44%	3.65%	3.60%	3.44%	3.65%	3.60%
Loan Loss Allowances / Impaired Loans	60.88%	58.50%	58.56%	60.88%	58.50%	58.56%
Loan Loss Allowances / Total Loans to Customers	2.09%	2.14%	2.11%	2.09%	2.14%	2.11%
Credit Loss Expense / Avg. Loans to Customers (4)	0.93%	1.18%	1.16%	0.93%	0.97%	1.16%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	36.07%	39.09%	38.45%	36.07%	37.37%	38.45%
Operating Expenses / Average Total Assets (3) (4)	2.11%	2.17%	2.11%	2.11%	2.10%	2.11%
Balance Sheet Data (1) (3)						
Avg. Interest Earnings Assets (million Ch$)	46,244,232	48,302,607	48,851,691	46,244,232	47,373,050	48,851,691
Avg. Assets (million Ch$)	53,246,128	53,957,534	54,705,153	53,246,128	53,860,891	54,705,153
Avg. Equity (million Ch$)	5,660,012	5,741,722	5,897,233	5,660,012	5,622,561	5,897,233
Avg. Loans to Customers (million Ch$)	38,942,818	39,145,905	39,368,429	38,942,818	39,239,779	39,368,429
Avg. Interest Bearing Liabilities (million Ch$)	27,547,041	28,438,214	28,366,871	27,547,041	28,397,886	28,366,871
Risk-Weighted Assets (Million Ch$)	38,663,732	38,918,746	39,932,200	38,663,732	38,918,746	39,932,200
Additional Data						
Exchange rate (Ch$/US$) - EOP	955.04	900.40	927.62	955.04	900.40	927.62
Employees (#) - EOP	11,251	11,156	11,163	11,251	11,156	11,163
Branches (#) - EOP	224	217	215	224	217	215

Notes

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.
(5) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$927.62 per US$1.00 as of March 31, 2026. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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